                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 AMENDMENT NO. 4

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PALWEB CORPORATION
                 (Name of small business issuer in its charter)


                DELAWARE                                   75-1984048
---------------------------------------           ----------------------------
     (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                    Identification No.)


        1607 WEST COMMERCE STREET                      DALLAS, TEXAS 75208
---------------------------------------           ----------------------------
(Address of principal executive offices)           (City, State, and Zip Code)



                                 (214) 698-8330
                    ---------------------------------------
                           (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:

           Title of each class                   Name of each exchange on which
           to be so registered                   each class is to be registered


                  NONE                                       NONE
        ------------------------                 ------------------------------

Securities to be registered under Section 12(g) of the Act:


                          COMMON STOCK, $0.10 PAR VALUE
                 ---------------------------------------------
                                (Title of class)

         This Amendment No. 4 is being filed to amend Part I, Item 1, Part F/S and Part III, Item 1 of Amendment No. 3 to PalWeb's Form 10-SB.

                               PALWEB CORPORATION

                                  FORM 10-SB/A
                                 AMENDMENT NO. 4

                                      INDEX

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PART I

         Item 1. Description of Business................................................................4


PART F/S...............................................................................................17

PART III

         Item 1. Index to Exhibits.....................................................................17

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                                        3
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                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

PART I.

ITEM 1.       DESCRIPTION OF BUSINESS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This registration statement on Form 10-SB contains "forward-looking" statements regarding potential future events and developments affecting the business of PalWeb Corporation, a Delaware corporation ("PalWeb"). Such statements relate to, among other things: future operations of PalWeb, the development of distribution channels and product sales and the introduction of new products into the market. Forward-looking statements may be indicated by the words "expects," "estimates," "anticipates," "intends," "predicts," "believes" or other similar expressions. Forward-looking statements appear in a number of places in this Form 10-SB and may address the intent, belief or current expectations of PalWeb and its Board of Directors and management with respect to PalWeb and its business. The forward-looking statements are subject to various risks and uncertainties described in this registration statement. For these reasons, PalWeb's actual results may vary materially from the forward-looking statements.

RISK FACTORS

PALWEB IS A DEVELOPMENT STAGE COMPANY AND MAY NOT ACHIEVE PROFITABILITY.

         PalWeb was incorporated on February 24, 1969. From April 1993 to December 1997, PalWeb was primarily engaged in various businesses, including the business of exploration, production, and development of oil and gas properties in the continental United States and the operation of related service business. In January 1998, PalWeb spun off its oil and gas activities and acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. and its principal business changed to selling plastic pallets and plastic injection molding machines. As of April 30, 2000, PalWeb was using a prototype plastic injection molding machine to produce plastic pallets. PalWeb is still in the process of building a fully operational plastic injection molding machine. PalWeb is in the development stage, it has incurred significant losses from operations and there is no assurance that it will achieve profitability or obtain funds to finance continued operations.

PALWEB HAS LIMITED EXPERIENCE IN MANUFACTURING AND MARKETING.

         PalWeb's business strategy relies primarily on its success in manufacturing and marketing, an area in which PalWeb has limited experience. The success of its business strategy should be considered in light of the risks, expenses and difficulties frequently encountered in entering into industries characterized by intense competition. There can be no assurance that PalWeb will be able to manufacture or market its products or proposed products, maintain or

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expand its market share or achieve commercial revenues from its products or proposed products in the future. In addition, certain aspects of PalWeb's business strategy can only be implemented if PalWeb successfully secures additional capital. Some of the foregoing factors are not within PalWeb's control, and there can be no assurance that PalWeb will be able to implement its business strategy, or that PalWeb's business strategy will result in profitability.

PALWEB'S BUSINESS COULD BE AFFECTED BY CHANGES IN AVAILABILITY OF RAW MATERIALS.

         PalWeb uses a proprietary mix of raw materials to produce its plastic pallets. Such raw materials are generally readily available and some may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers. The availability of PalWeb's raw materials could change at any time for various reasons. For example, the market demand for PalWeb's raw materials could suddenly increase or the rate at which plastic materials are recycled could decrease, affecting both availability and price. Additionally, the laws and regulations governing the production of plastics and the recycling of plastic containers could change and, as a result, affect the supply of PalWeb's raw materials. Any interruption in the supply of raw materials or components could have a material adverse effect on PalWeb. Furthermore, certain potential alternative suppliers may have pre-existing exclusive relationships with competitors of PalWeb and others that may preclude PalWeb from obtaining its raw materials from such suppliers.

THE MARKET MAY NOT ACCEPT PALWEB'S PRODUCTS.

         Any unexpected developmental, regulatory or manufacturing problems could delay the commercialization of PalWeb's proposed products and may have a material adverse effect on PalWeb and its prospects. In addition, the market acceptance of any of PalWeb's plastic pallets will be substantially dependent on the ability of PalWeb to demonstrate to the business community the capabilities and benefits of PalWeb's plastic pallets as well as to sell commercial quantities of the plastic pallets at acceptable prices. There can be no assurance that PalWeb will be able to gain market acceptance for its plastic pallets.

PALWEB MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING NECESSARY TO SUSTAIN AND GROW ITS OPERATIONS.

         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of producing and marketing plastic pallets to compete with wood pallets. PalWeb has funded its operations to date primarily through equity and debt financings. PalWeb may need additional debt or capital in order to begin generating a sufficient cash flow to sustain operations for the foreseeable future. PalWeb will need to raise substantial additional funds to continue to fund operating expenses or its expansion strategy. There can be no assurance that additional financing will be available, or, if available, that such financing will be on terms favorable to PalWeb. Failure to obtain such additional financing would have a material adverse effect on PalWeb.

PALWEB'S BUSINESS COULD BE AFFECTED BY COMPETITION AND RAPID TECHNOLOGICAL
CHANGE.

         PalWeb currently faces competition from many companies that produce wooden pallets at prices that are substantially lower than PalWeb anticipates its plastic pallets will be priced. It is anticipated that the plastic pallet industry will be subject to intense competition and rapid technological change. PalWeb could potentially face competition from recycling and plastics companies, many of which have substantially greater financial and other resources than PalWeb and, therefore, are able to spend more than PalWeb in areas such as product development, manufacturing and marketing. Although a company with greater resources will not necessarily be able to bring a new product to market before its smaller competitors, substantial resources enable a company to support many new products simultaneously, thereby improving the likelihood of at least some of its new products being among the first to make it to market. PalWeb's revenues and profitability could be adversely affected by technological change. Competitors may develop products that render PalWeb's products or proposed products uneconomical or result in products being commercialized that may be superior to PalWeb's products. In addition, alternatives to plastic pallets could be developed, which would have a material adverse effect on PalWeb.

PALWEB MAY NOT BE ABLE TO EFFECTIVELY PROTECT ITS PATENTS AND PROPRIETARY
RIGHTS.

         PalWeb relies on a combination of patents and trade secrets to protect its proprietary technology, rights and know-how. There can be no assurance that such patent rights will not be infringed upon, that PalWeb's trade secrets will not otherwise become known to or independently developed by competitors, that non-disclosure agreements will not be breached, or that PalWeb would have adequate remedies for any such infringement or breach. Litigation may be necessary to enforce proprietary rights of PalWeb or to defend PalWeb against third-party claims of infringement. Such litigation could result in substantial cost to, and a diversion of effort by, PalWeb and its management and may have a material adverse effect on PalWeb. PalWeb's success and potential competitive advantage is dependent upon its ability to exploit the technology under these patents. There can be no assurance that PalWeb will be able to exploit the technology covered by these patents or that it will be able to do so exclusively. PalWeb currently has certain patent applications pending. There can be no assurance that patent applications will result in patents being issued, or that, if issued, the patents will afford protection against competitors with similar technology.

         Although PalWeb is not aware of any claim against it for infringement, there can be no assurances that parties will not bring claims against PalWeb for infringement in the future. PalWeb's ability to commercialize its products and proposed products depends, in part, on its ability to avoid claims for infringement brought by other parties. Laws regarding the enforceability of intellectual property vary from jurisdiction to jurisdiction. There can be no assurance that intellectual property issues will be uniformly resolved, or that local laws will provide PalWeb with consistent rights and benefits. In addition, there can be no assurance that

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competitors will not be issued patents that may prevent the manufacturing or marketing of PalWeb's products or proposed products.

PALWEB'S BUSINESS COULD BE AFFECTED BY NEW LEGISLATION REGARDING ENVIRONMENTAL MATTERS.

         The business operations of PalWeb and the ownership and operations of real property by PalWeb are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from PalWeb's properties or any associated off-site disposal location, or if contamination from prior activities is discovered at any of PalWeb's properties, PalWeb may be held liable. No assurances can be given that additional environmental issues will not require future expenditures.

         Both the plastics industry, in general, and PalWeb are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although PalWeb believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on PalWeb, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on PalWeb.

PALWEB'S BUSINESS WILL BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS.

         The testing, manufacturing and marketing of PalWeb's products and proposed products involve the inherent risks of product liability claims or similar legal theories against PalWeb, some of which may cause PalWeb to incur significant defense costs. Although PalWeb currently maintains product liability insurance coverage that it believes is adequate, there can be no assurance that the coverage limits of its insurance are adequate or that all such claims will be covered by insurance. In addition, these policies generally must be renewed every year. While PalWeb has been able to obtain product liability insurance in the past, there can be no assurance it will be able to obtain insurance in the future on its products or proposed products. Product liability insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to PalWeb, if at all. A successful product liability claim or other judgment against PalWeb in excess of its insurance coverage could have a material adverse effect upon PalWeb.

PALWEB CURRENTLY DEPENDS ON CERTAIN KEY PERSONNEL.

         PalWeb is dependent on the experience, abilities and continued services of its current management personnel. In particular, Mr. Kruger, its Chairman of the Board and President, and Ron Hale, Vice President (Engineering), Secretary and Treasurer of PalWeb and the President of PalWeb's wholly owned subsidiary, Plastic Pallet Production, Inc., have played significant roles in the development and management of PalWeb. The loss or reduction of services of Mr. Kruger, Mr. Hale or any other key employee could have a material adverse effect on PalWeb. There is no assurance that additional managerial assistance will not be required. PalWeb's future success depends in large part upon its ability to attract and retain highly qualified personnel. PalWeb faces competition for such personnel from other companies and organizations, many of which have significantly greater resources than PalWeb. There can be no assurance that PalWeb will be able to attract and retain the necessary personnel on acceptable terms or at all.

PALWEB'S STOCK TRADES IN A LIMITED PUBLIC MARKET, IS SUBJECT TO PRICE VOLATILITY AND THERE CAN BE NO ASSURANCE THAT AN ACTIVE TRADING MARKET WILL BE SUSTAINED.

         There has been a limited public trading market for PalWeb's Common Stock and there can be no assurance that an active trading market will be sustained. There can be no assurance that the Common Stock will trade at or above any particular price in the public market, if at all. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results or even mild expressions of interest on a given day. Accordingly, the Common Stock should be expected to experience substantial price changes in short periods of time. Even if PalWeb is performing according to its plan and there is no legitimate company-specific financial basis for this volatility, it must still be expected that substantial percentage price swings will occur in PalWeb's securities for the foreseeable future.

CERTAIN RESTRICTED SHARES OF PALWEB WILL BE ELIGIBLE FOR SALE IN THE FUTURE AND COULD AFFECT THE PREVAILING MARKET PRICE OF PALWEB'S COMMON STOCK.

         Certain of the outstanding shares of Common Stock are "restricted securities" under Rule 144 of the Securities Act, and (except for shares purchased by "affiliates" of PalWeb as such term is defined in Rule 144) would be eligible for sale as the applicable holding periods expire. In the future, these shares may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption, including pursuant to Rule 144. Under Rule 144, a person who has owned Common Stock for at least one year may, under certain circumstances, sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. In addition, a person who is not deemed to have been an affiliate of PalWeb at any time during the three months preceding a sale, and who has beneficially owned the restricted securities for the last two years is entitled to sell all such shares without regard to the volume limitations, current public information requirements, manner of sale provisions and notice requirements. Sales or the expectation of sales of a

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substantial number of shares of Common Stock in the public market by selling stockholders could adversely affect the prevailing market price of the Common Stock, possibly having a depressive effect on any trading market for the Common Stock, and may impair PalWeb's ability to raise capital at that time through additional sale of its equity securities.

PALWEB DOES NOT EXPECT TO DECLARE OR PAY ANY DIVIDENDS IN THE FORESEEABLE
FUTURE.

         PalWeb has not declared or paid any dividends on its common stock. PalWeb currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

PALWEB'S COMMON STOCK MAY BE SUBJECT TO SECONDARY TRADING RESTRICTIONS RELATED TO PENNY STOCKS.

         Certain transactions involving the purchase or sale of Common Stock of PalWeb may be affected by a Securities and Exchange Commission rule for "penny stocks" that imposes additional sales practice burdens and requirements upon broker-dealers that purchase or sell such securities. For transactions covered by this penny stock rule, broker-dealers must make certain disclosures to purchasers prior to the purchase or sale. Consequently, the penny stock rule may impede the ability of broker-dealers to purchase or sell PalWeb's securities for their customers and the ability of persons now owning or subsequently acquiring PalWeb's securities to resell such securities.

HISTORY

         PalWeb Corporation is a Delaware corporation that was incorporated on February 24, 1969 under the name Permaspray Manufacturing Corporation. It changed its name to Browning Enterprises Inc. in April of 1982, to Cabec Energy Corp. in June of 1993 and became PalWeb Corporation in April of 1999.

         From April 1993 to December 1997 PalWeb was engaged in various businesses, including the business of exploration, production and development of oil and gas properties in the continental United States and the operation of related service businesses. In December 1997, PalWeb acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. or "PPP," a Texas corporation, in exchange for a majority of the issued and outstanding stock of PalWeb. Pursuant to the terms of the reverse acquisition contract, all of the assets, contract rights and liabilities of PalWeb that related in any way to the oil and gas business were transferred to The Union Group, Inc., a Nevada corporation (the "Union Group"). In November 1998, PalWeb distributed all of the issued and outstanding stock of the Union Group to its stockholders (other than the former shareholders of Plastic Pallet Production, Inc.).

         Since the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., PalWeb's primary business is (i) manufacturing and selling plastic pallets, and (ii) the custom design, manufacture and sale of large plastic injection molding machines and systems. PalWeb is currently a development stage company. As of April 30, 2000, PalWeb has not sold any plastic injection molding machines and sales of plastic pallets have been limited.

         Michael John served as Chairman of the Board and President of PPP prior to its acquisition by PalWeb in December 1997. In October 1998, PPP entered into an agreement for sale of a plastic injection molding machine with Pace Plastic Pallets, Inc. ("Pace") that was intended to provide for the sale of specified machinery to Pace to permit Pace to manufacture pallets for sale to PPP for further distribution by PPP under patent licenses granted by PPP to Pace. In exchange for Pace's agreement to purchase the machinery and make an earnest money deposit of $300,000, 10 million shares of PalWeb were transferred to Pace. At the time of this transaction, Pace was principally owned by Paul Kruger. The terms of this transaction were entered into on an arm's length negotiated basis.

         PPP encountered difficulties in connection with the manufacturing of the machinery required by this agreement due to the absence of available funding and other reasons. As a result, in January 1999, PalWeb and PPP entered into a consulting agreement with PaceCo Financial Services, Inc. ("PFS"), an entity owned by Mr. Kruger, to engage PFS to provide comprehensive management assistance to PPP in exchange for the issuance of 41 million shares of PalWeb Common Stock.

         On July 9, 1999, Paul Kruger became Chairman of PalWeb and Michael John resigned as Chairman and as an Executive Officer. Subsequent to that date, Mr. Kruger has been actively involved in the day to day management of PalWeb and PPP in order to further its business plan. Mr. Kruger or his affiliated entities have provided in excess of $1,500,000 in funding for the operation of PalWeb in the form of cash advances or consulting services and have been issued an additional 15,375,000 shares of common stock.

         Subsequent to becoming more active in management, Mr. Kruger discovered various transactions and agreements that had been entered into by prior management that were detrimental to PalWeb. One of these involved the issuance of 41,443,308 shares of PalWeb Common Stock to Wolfgang Ullrich and Rosarin Chaisayan in January 1998 for consideration that was never received. In January 1999, PalWeb initiated an action against these parties in the District Court of Dallas County, Texas, seeking a judgment for monetary damages and cancellation of the shares issued to them. On September 16, 1999, PalWeb was granted a default judgment awarding damages in the amount of $20 million and ordering the return and cancellation of the stock certificates for the 41,443,308 shares issued as well as awarding attorney's fees. Such shares have been canceled on PalWeb's books.

         In another action in the District Court of Dallas County, Texas, PalWeb and PPP obtained a default judgment against affiliated entities of Wolfgang Ullrich named Chartex AG and New

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Inter HKB, AG ("NIH") on March 17, 2000. Chartex AG was issued 6 million shares of common stock in PalWeb as additional consideration for an alleged $1.35 million loan made to PPP by Chartex. In addition, PPP had an obligation of $1.6 million to NIH and had issued 7,413,384 shares to NIH in PalWeb. As a result of the relationship between Ullrich and Chartex AG and NIH, the Court ordered that PPP could offset $1.6 million owed to NIH against the $20 million judgment against Ullrich and also ordered that defendants Chartex AG and NIH return to PalWeb a total of 13,413,384 shares of PalWeb common stock and ordered that PPP's liability to Chartex in the amount of $1.35 million secured by a mortgage be canceled. These shares have been reflected as canceled on the Company's records as of March 31, 2000. PalWeb does not expect that any of the money damages will be recovered.

         Another transaction that prior management entered into that could be detrimental to PalWeb involves Vimonta AG, a Swiss based company ("Vimonta"). For information regarding Vimonta, please see the discussion under Marketing in this Item. The current management of PalWeb is reviewing and will continue to review other past transactions involving PalWeb to determine if any corrective actions need to be taken for the benefit of PalWeb's shareholders.

CURRENT BUSINESS

         PalWeb's principal subsidiary, Plastic Pallet Production, Inc. or "PPP", is the entity through which PalWeb conducts its business of selling plastic pallets and plastic injection molding machines. PPP holds several patents for the original design of various types of plastic pallets, and has recently received approval for a patent relating to the original design of a materials handling plastic pallet in April 2000.

         PalWeb's plastic pallets are much more durable and sanitary than traditional wood pallets. PalWeb's new plastic pallet design has been subjected to standard industry tests known as ASTM (American Society for Testing and Materials) Standard D 1185-98a (a strength test) and D 4728- 91 (a vibration test), which were conducted by Container Technologies Laboratory, Inc., Lenexa, Kansas, an independent testing facility. Container Technologies Laboratory, Inc. certified PalWeb's plastic pallet as having passed the above referenced tests. The testing procedures found the pallet to be stronger and more versatile than the typical hardwood pallet.

         PPP has fabricated an operational prototype plastic injection molding system. PPP is currently producing pallets with its prototype equipment at the rate of approximately 500 pallets per month. It is anticipated that production will increase to approximately 4,000 pallets within the first fiscal quarter of 2000. 4,000 pallets per month is the maximum capacity of PPP's research/prototype plastic injection molding system.

         PalWeb is currently exploring methods to raise funds through various means including, but not limited to, the private placement of equity securities. PalWeb plans to use future funding to fabricate a plastic injection molding system comprised of multiple plastic injection molding machines with integrated material feed lines. If successful, the addition of these machines will

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permit PalWeb to expand its production of pallets. Should PalWeb successfully increase its production levels, it will need to employ additional production and supervisory employees.

         In the past two years, approximately $2 million has been spent on the development of PalWeb's business by designing plastic pallets and building prototypes of the plastic injection molding machines that will be manufactured by PalWeb for its own use in manufacturing plastic pallets and for resale to industrial users of plastic injection molding systems.

         Carving a niche in an industry as competitive as the pallet business will require more than just capital and equipment. PalWeb's future success will depend in large part on the strategic planning of its management. PalWeb has received very strong indications of interest from a number of extremely large users of pallets now that the material handling pallet has been successfully tested under applicable industry standards. This has substantially increased the level of interest and has greatly increased the viability of PalWeb's pallet being a large volume seller. However, there is no assurance that PalWeb or PPP will be successful in marketing the pallets commercially.

         The principal raw materials used in manufacturing PalWeb's plastic pallets are in abundant supply, and some of these materials may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers and the supply is readily available.

PALLET INDUSTRY

         According to the U. S. Forest Service, as printed in the National Wooden Pallet and Container Association publication, approximately 400 million new wood pallets are purchased in the United States each year, and some research sources estimate that even more than 400 million new pallets are purchased each year. At an overall average selling price of $9/pallet, the pallet manufacturing and sales business is approximately a $4 billion industry. It is estimated that the United States wood pallet industry is served by approximately 3,600 companies, most of which are small, privately held firms that operate in only one location. The industry is generally comprised of companies that manufacture new pallets or repair and recycle pallets. New pallet manufacturing generates about 60%-65% of the industry's revenues. The U.S. Forest Service estimates that approximately 1.9 billion wood pallets are in circulation in the United States today and that roughly 400 million of the wood pallets currently in circulation were newly manufactured. On an annual basis, approximately 175 million wood pallets are recycled through a process of retrieval, repair, re-manufacturing and secondary marketing, approximately 225 million are sent to landfills, and approximately 100 million are burned, lost, abandoned or leave the country.

         The pallet industry has experienced significant change and growth during the past several years. These changes are partly due to the focus of large and small businesses on improving the logistical efficiency of their manufacturing and distribution systems, including the use of just-in-

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time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand has increased for a high-quality source of pallets distributed through an efficient, more sophisticated system. The June 1996 issue of Modern Material Handling states that product damage resulting from faulty wood pallets is between $1 - $2 billion annually. This damage is caused by pallets breaking under load, splinters and nails from the pallets, worker injury and other causes. In addition, environmental concerns (plastic is recyclable) and product sanitation concerns (plastic pallets can be sanitized, wood pallets cannot) have created a strong potential demand for cost-effective plastic pallets.

         Pallets are used in virtually all United States industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retailing and steel and metals industries. Forklifts, pallet trucks and pallet jacks are used to move loaded pallets, reducing the need for costly hand loading and unloading at distribution centers and warehouses.

         Pallets come in a wide range of shapes and sizes. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40 inch by 48 inch pallet and this has become the standard pallet size in most industries in the United States. Some industries, however, have developed specialized pallet sizes. PalWeb's pallet is 40 inches by 48 inches in size.

         Block edge, rackable pallets are heavy duty pallets with 9 blocks between the pallet decks, to allow true four-way entry by forklifts, pallet trucks and pallet jacks. Block edge, rackable pallets are often used to transport goods from manufacturers to distribution centers.

         Nestable pallets have "feet" on them so that they can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.

         Until very recently, plastic pallets had not penetrated the market significantly, due in part to their cost. Heavy duty plastic pallets cost $46-$100, heavy duty wood pallets typically cost approximately $26, and less sturdy wood pallets typically cost $8-$11. As stated in an article in the July 1996 issue of Material Handling Engineering, wood pallets have an estimated useful life of 7-10 trips before repair or recycling is required. A trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer. Heavy duty plastic pallets, as currently manufactured, have a useful life of 60 or more trips, on average.

         The trend that appears to be emerging is a switch from wood to plastic, with the only limiting factor being price. Therefore, PalWeb will target both wood and plastic pallet users during its market introduction phase.

         PalWeb intends to stay on the "cutting edge" of the market by constantly conducting research on pallet design, plastic injection molding system design and the materials used to make the plastic pallets.



EMPLOYEES

         PalWeb through PPP leases its employees from Accord Human Resources, Inc., an independent employee leasing company, including PalWeb's Vice President in charge of Engineering & Design, Ronald G. Hale, who is also the President of PPP. PalWeb decided to lease its employees because, considering the small number of employees currently required by PalWeb's level of operations, it is more cost effective than hiring its own employees. PalWeb's management has determined that leasing the present number of employees saves approximately $1,500 per month. The cost of leasing the employees from Accord Human Resources, Inc., over and above the actual cost of payroll, is approximately 2.0% of payroll, which is approximately $500 per month. If PalWeb decided to hire its own employees, it would also need to hire a full-time human resource employee, which would cost approximately $2,000 per month. After management made this determination, PalWeb's former President, Michael John, negotiated the Employee Lease Agreement with Accord Human Resources, Inc. and executed such Agreement on behalf of PPP.

         When PalWeb increases production levels to 4,000 pallets per month, it will need to employ a total of eleven to thirteen production employees and three to four supervisory/staff employees. Should PalWeb successfully increase its production levels to 50,000 pallets per month, it will need to employ a total of twenty to thirty production employees and five to seven supervisory/staff employees. If PalWeb successfully increases its production levels to 100,000 pallets per month, it will need to employ a total of thirty-five to forty production employees and ten to fifteen supervisory/staff employees.

MARKETING

         PPP plans to distribute its pallets and its plastic injection molding systems through a combination of a network of independent contractor distributors and sales by PalWeb officers and employees. PalWeb believes that PPP's patents on its plastic pallet designs and its plastic injection molding machines, along with appropriate pricing of its products, should give PalWeb a sales advantage with respect to its competition. PalWeb hopes to gain product acceptance by marketing the concept that the widespread use of plastic pallets could greatly reduce the destruction of trees on a worldwide basis.

         In 1998 and 1999, prior management of PalWeb entered into various alleged agreements with Vimonta AG, a Swiss based company ("Vimonta"), and with certain shareholders of Vimonta. In connection with the alleged agreements with shareholders of Vimonta, PalWeb issued 15 million of its shares of Common Stock and received in exchange what is represented to be a 20% interest in Vimonta. As of April 30, 2000, existing management had met with the Vimonta representatives on two occasions and had requested financial information on Vimonta, and copies of all documents which Vimonta alleges comprise the agreement between PalWeb and Vimonta. As of May 31, 2000, Vimonta had delivered some of the requested information, but PalWeb still does not believe the information delivered is complete. As of May 31, 2000, PalWeb was continuing to review the documents relating to the transaction with Vimonta and was in discussions with representatives from Vimonta to determine what obligations, if any, PalWeb has to Vimonta. However, pursuant to the alleged agreements with Vimonta, Vimonta apparently contends that it is entitled to exclusive rights in all of PalWeb's technology and formulas for plastic pallet production in Europe, Asia, the territories of the former USSR and South America. PalWeb considers the European market to be a significant market for plastic pallets due to the regulations proposed by the European economic community to require the use of plastic pallets in such market.

PATENTS

         PPP currently holds the following patents:

         1.       Interlocking Modular Pallet Application and Method of
                  Construction
                  Application No. 08/779,372
                  Filing Date: November 26, 1996
                  U.S. Patent No. 5,860,369 issued on January 19, 1999 Expiration Date: January 18, 2016

         2.       Modular Pallet with Interlocking Apparatus
                  Application No. 08/795,856
                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,887,529 issued on March 30, 1999 Expiration Date: March 29, 2016

         3. Vertical Interlocking Modular Pallet Application and Method of Construction
                  Application No. 08/796,571
                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,809,905 issued on September 22, 1998 Expiration Date: September 21, 2015

         PalWeb is currently in the process of securing a patent on its new materials handling pallet. The application for the patent on this materials handling pallet was filed on October 19, 1999 under application No. 09/421,766 and was allowed and granted in April 2000 but has not been finalized.

         PPP also has a patent pending on a new concept in the construction of functional, operational plastic injection molding machines. These machines are approximately 20% to 30% of the length of a traditional style plastic injection molding machine, use approximately one-third of the electricity used by a traditional style machine, use approximately 10% of the oil (circulated) used by a traditional style machine, and can be profitably sold to the end user at a cost that is substantially less than the cost of a traditional style machine. However, it must be noted that there is no assurance that PalWeb will be able to sell any of the newly designed plastic injection molding machines. Under United States patent law, patents that are approved are valid for 17 years from the date of issuance unless they are amended and extended.

         PPP's pallets and plastic injection molding machines have a broad spectrum of possible applications. As a result, it is not foreseen that sales will be dependent on one or a few major customers.

ACQUISITION OF PACECO FINANCIAL

         On January 21, 2000, PalWeb entered into an agreement to acquire PaceCo Financial Services, Inc. ("PFS") by means of a merger of PFS's parent company, Pace Holding, Inc., into a wholly owned subsidiary of PalWeb, PP Financial, Inc. This acquisition was consummated on April 3, 2000. In the acquisition, PalWeb issued 50 million shares of its common stock in exchange for all the outstanding stock of Pace Holding and PFS became an indirect wholly owned subsidiary of PalWeb. All of the outstanding stock of Pace Holding was owned by Paul Kruger, the Chairman and Chief Executive Officer of PalWeb. PFS, in addition to its other assets, owned 43.5 million shares of PalWeb common stock, which by virtue of the acquisition, are treated as treasury stock on PalWeb's records and, accordingly, the acquisition resulted in the issuance of an additional 6.5 million shares of PalWeb common stock.

         PFS has been in business since 1952 and is engaged in the business of making consumer and small business loans primarily in Oklahoma and is regulated as an "investment certificate issuer" by the Oklahoma Securities Department. For its last fiscal year ended September 30, 1999, PFS had revenues of $790,000, net loss of $2,300,000 and total assets and stockholder's deficiency of $7,000,000 and $1,700,000, respectively. For the six months ended March 31, 2000, PFS had revenues of $370,000, net loss of $800,000 and at such date had total assets of $5,500,000 and stockholder's deficiency of $2,400,000.

         PFS expects to enter into an agreement with the Oklahoma Securities Department pursuant to which the status of PFS as an "investment certificates issuer" will be terminated within two years. This agreement will require that during such period PFS find additional sources of funding for its activities other than the sale of investment certificates. At March 31, 2000, PFS had $6,700,000 in investment certificates outstanding.

         PalWeb intends to use PFS as a vehicle to offer financing to buyers of its plastic pallets and injection molding equipment.

SUBSIDIARIES

         PalWeb has six wholly owned subsidiaries and one indirect wholly owned subsidiary. All of the subsidiaries, except PPP and PP Financial, Inc., currently are inactive and have no employees. The inactive subsidiaries were formed as part of the business planning process so they would be in existence at the time that they become needed. A list of PalWeb's subsidiaries is set forth below:

                        Plastic Pallet Production, Inc., a Texas corporation;

                        Plastic Pallet Support Equipment, Inc., a Texas corporation;

                        Modular Plastic Pallets, Inc., a Texas corporation;

                        PP Financial, Inc., a Texas corporation;

                        PaceCo Financial Services, Inc., a wholly owned subsidiary of PP Financial, Inc.;

                        PP Transport, Inc., a Texas corporation; and

                        PP Systrans, Inc., a Texas corporation.


PART F/S

         Set forth beginning at page F-1 are the financial statements required for Form 10-SB.

PART III

ITEM 1.            INDEX TO EXHIBITS

         The following exhibits are filed as a part of this report immediately following the financial statements.


   EXHIBIT NO.      DESCRIPTION
*2.1                Stock Exchange Agreement dated September 26, 1997 by and among Plastic
                    Pallet Production, Inc., the shareholders of Plastic Pallet Production, Inc. and
                    Cabec Energy Corp., as amended

*2.2                Agreement and Plan of Reorganization by and among PalWeb Corporation, PP
                    Financial, Inc. and Pace Holding, Inc. dated January 21, 2000

*3.1                Certificate of Incorporation of PalWeb Corporation

*3.2                By-laws of PalWeb Corporation

*10.1               Loan Agreement by and between Mr. Ralph Curton, Jr. and PalWeb
                    Corporation dated December 1, 1999

*10.2               Personnel Staffing Agreement by and between Accord Human Resources, Inc.
                    and Plastic Pallet Production Company, Inc. dated January 19, 1999

*10.3               First Supplement to the Stock Purchase Exchange Agreement of
                    March 11, 1998 dated August 3, 1998 and Executive Agreement between Plastic Pallet Production, Inc. and Vimonta AG dated
                    December 10, 1998 (both documents were translated from German to English)

10.3(a)             First Supplement to the Executive Agreement between Plastic Pallet
                    Production, Inc. and Vimonta AG dated May 19, 1999 (this document was translated from German to English)

*10.4               Stock Purchase/Exchange Agreement by and among Dr. Michael Hoenig,
                    Margaret Jung and Cabec Energy Corp. dated March 11, 1998

*10.5               Lease Agreement by and between Onward, L.L.C. and Plastic Pallet
                    Production, Inc. dated April 5, 1999

*10.6               Indemnity Agreement by and between The Union Group, Inc. and Cabec
                    Energy Corp. dated August 31, 1998

*21.1               Subsidiaries of PalWeb Corporation

*99.1               Default Judgment for CABEC ENERGY CORP VS. WOLFGANG ULLRICH AND ROSARIN
                    CHAISAYAN, No.  DV-99-00110-E, District Court, Dallas County, Texas, 101st
                    Judicial District

*99.2               Default Judgment for PALLET PRODUCTION, INC., PALWEB CORPORATION AND ONWARD,
                    L.L.C. VS. CHARTEX AG AND NEW INTER HKB AG, No.  99-10249-B, District
                    Court, Dallas County, Texas, 44th Judicial District

-------------------
*Previously filed.

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PALWEB CORPORATION

                                      By:   /s/ Paul A. Kruger
                                            -----------------------------------
                                            Paul A. Kruger
                                            Chairman of the Board and President

                          INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF PALWEB CORPORATION


Independent Auditor's Report....................................................................................F-1

Consolidated Balance Sheet......................................................................................F-3

Consolidated Statements of Operations (Unaudited)...............................................................F-5

Consolidated Statements of Operations...........................................................................F-7

Consolidated Statements of Changes in Stockholders' Deficiency..................................................F-9

Consolidated Statements of Cash Flows (Unaudited)..............................................................F-11

Consolidated Statements of Cash Flows..........................................................................F-13

Notes to Consolidated Financial Statements.....................................................................F-15

FINANCIAL STATEMENTS OF PACE HOLDING, INC.

Report of Independent Certified Public Accountants.............................................................F-29

Consolidated Balance Sheets....................................................................................F-30

Consolidated Statements of Operations..........................................................................F-32

Consolidated Statements of Stockholder's Deficiency............................................................F-34


                                       20


Consolidated Statements of Cash Flows..........................................................................F-36

Notes to Consolidated Financial Statements.....................................................................F-41


PRO FORMA FINANCIAL INFORMATION

Background Information.........................................................................................F-58

Consolidated Statement of Operations...........................................................................F-59

Consolidated Balance Sheet.....................................................................................F-63

Notes to Pro Forma Statements..................................................................................F-67



                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
PalWeb Corporation
Dallas, Texas


We have audited the accompanying consolidated balance sheets of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the results of their operations and their cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has suffered significant losses from operations. Substantial additional funding will be required to implement its business plan and to attain profitable operations. The lack of adequate funding to maintain working capital and stockholders' deficits at May 31, 1999, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                           HULME RAHHAL HENDERSON, INC.

September 15, 1999,
except for Note 14,
as to which the date
is January 24, 2000
Ardmore, Oklahoma

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS


                                                                                    MAY 31,
                                                    FEBRUARY 29,    --------------------------------------------
           ASSETS                                       2000            1999           1998             1997
                                                    ------------    ------------    ------------    ------------
                                                    (unaudited)
CURRENT ASSETS:
 Cash                                               $        322    $        710    $         --    $      6,641
 Accounts receivable                                       3,852              --              --              --
 Inventory                                                 9,778           9,938          33,687          54,068
 Assets held for resale                                       --              --          74,995              --
                                                    ------------    ------------    ------------    ------------
         Total current assets                             13,952          10,648         108,682          60,709

PROPERTY, PLANT AND EQUIPMENT, NET
of accumulated depreciation                            1,835,472       1,819,216       2,437,900       1,408,649

OTHER ASSETS:
 Net assets, discontinued operations                          --              --         437,673              --
 Patent costs, net                                        57,749          60,749          56,072          31,731
 Deposits and other                                       30,173          30,173          29,353          24,000
                                                    ------------    ------------    ------------    ------------
         Total other assets                               87,922          90,922         523,098          55,731
                                                    ------------    ------------    ------------    ------------

TOTAL ASSETS                                        $  1,937,346    $  1,920,786    $  3,069,680    $  1,525,089
                                                    ============    ============    ============    ============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
 Notes payable                                      $     50,000    $     50,000    $    963,807    $    472,827
 Mortgage payable - related party                             --              --       1,350,000             --
 Accounts payable                                        343,273       1,026,667       1,102,458         295,308
 Accrued expenses                                        118,506         119,938         349,779          53,996
 Payable to related parties                            1,619,422       2,222,992       1,812,623       1,540,500
 Customer deposits                                            --         300,000              --              --
                                                    ------------    ------------    ------------    ------------
         Total current liabilities                     2,131,201       3,719,597       5,578,667       2,362,631

LONG-TERM DEBT                                           340,000              --              --              --

LEASE FINANCE OBLIGATION                               1,757,958       1,766,958              --              --

STOCKHOLDERS' DEFICIENCY:


                                      F-3


Preferred stock, $.0001 par, 20,000,000 shares
authorized outstanding -
  2,885,000, 880,000,
  380,000 and -0-, respectively                              289              88              38              --
Common stock, $.10 par value,
  250,000,000 authorized, outstanding -
  205,456,628, 217,981,046, 166,856,046
  and 119,145,725, respectively                       20,545,663      21,798,105      16,685,605      11,914,572
Additional paid-in capital                             6,798,890       2,027,465       1,797,015            --
Deficit accumulated during
 development stage                                   (29,636,655)    (27,391,427)    (20,991,645)    (12,752,114)
                                                    ------------    ------------    ------------    ------------
Total stockholders' deficiency                        (2,291,813)     (3,565,769)     (2,508,987)       (837,542)
                                                    ------------    ------------    ------------    ------------

TOTAL LIABILITIES AND
  STOCKHOLDERS DEFICIENCY                           $  1,937,346    $  1,920,786    $  3,069,680    $  1,525,089
                                                    ============    ============    ============    ============


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                        FROM INCEPTION
                                         NINE MONTH PERIOD            (NOVEMBER 20, 1995)
                                       ENDED FEBRUARY 29/28,            TO FEBRUARY 29,
                                       ----------------------------     ---------------
                                            2000              1999            2000
                                       ------------     ------------     ------------

SALES                                   $      6,091    $     41,510    $     98,785

EXPENSES:
 Research and development                         --              --         406,943
 General and administrative
  expenses                                 2,050,117       4,957,639       9,851,944
 Depreciation expense                        131,943         115,555         541,057
 Impairment                                       --              --       3,456,231
 Interest expense                            137,949         199,287         601,140
                                        ------------    ------------    ------------
     Total expenses                        2,320,009       5,272,481      14,857,315
                                        ------------    ------------    ------------

OTHER INCOME (EXPENSE):
 Gain on settlement of
  liabilities                                 75,027              --          75,027
 Other                                        (6,337)         51,573         270,848
                                        ------------    ------------    ------------
         Total other income (expense)         68,690          51,573         345,875
                                        ------------    ------------    ------------

LOSS BEFORE DISCONTINUED OPERATIONS
 AND EXTRAORDINARY ITEMS                  (2,245,228)     (5,179,398)    (14,412,655)

LOSS FROM DISCONTINUED OPERATION                  --          (7,300)       (857,061)

EXTRAORDINARY GAIN                                --          46,266          68,616
                                        ------------    ------------    ------------

NET LOSS                                $ (2,245,228)   $ (5,140,432)   $(15,201,100)
                                        ============    ============    ============

LOSS PER COMMON SHARE:
Loss before discontinued operations
  and extraordinary loss                $      (0.01)          (0.03)
Loss from discontinued operation                  --              --
Extraordinary loss                                --              --
                                        ------------    ------------


                                      F-5


Loss per common share                   $      (0.01)   $      (0.03)
                                        ============    ============


WEIGHTED AVERAGE SHARES OUTSTANDING      184,316,000     174,998,000
                                        ============    ============


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                             From Inception
                                                                         (November 20, 1995) to
                                                                      ----------------------------
                                           Year Ended May 31,           May 31,         May 31,
                                      ----------------------------    ------------    ------------
                                          1999            1998            1997            1999
                                      ------------    ------------    ------------    ------------
SALES                                 $     51,510    $     37,863    $      3,321    $     92,694

EXPENSES:
 Research and development                     --              --           406,943         406,943
 Salaries and benefits                     298,414         448,176         247,516         994,106
 Depreciation and
   amortization                            154,587         157,656          96,871         409,114
 Other general and
   administrative                        5,461,643         660,383         685,695       6,807,721
 Impairment of investment                     --         3,456,231            --         3,456,231
 Interest expense                          241,764         189,527          31,900         463,191
                                      ------------    ------------    ------------    ------------
         Total expense                   6,156,408       4,911,973       1,468,925      12,537,306
                                      ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSE):
 Scrap sales and other                       3,573           7,486          92,346         103,405
 Rental income                              70,600          59,440          43,740         173,780
                                      ------------    ------------    ------------    ------------
         Total other income                 74,173          66,926         136,086         277,185
                                      ------------    ------------    ------------    ------------

LOSS BEFORE DISCONTINUED OPERATIONS
   AND EXTRAORDINARY ITEMS              (6,030,725)     (4,807,184)     (1,329,518)    (12,167,427)

LOSS FROM DISCONTINUED OPERATIONS           (7,300)       (367,805)           --          (375,105)

EXTRAORDINARY GAIN (LOSS)                   68,616            --              --            68,616
                                      ------------    ------------    ------------    ------------

NET LOSS, as previously reported        (5,969,409)     (5,174,989)     (1,329,518)    (12,473,916)

PRIOR PERIOD ADJUSTMENT (Note 13)             --          (481,956)                       (481,956)
                                      ------------    ------------    ------------    ------------

NET LOSS                               $(5,969,409)    $(5,656,945)    $(1,329,518)   $(12,955,872)
                                      ============    ============    ============    ============

LOSS PER COMMON SHARE:

                                                 F-7

 Loss before discontinued
   operations & extraordinary gain            $      (.03) $      (.04) $      (.01)
 Discontinued operations                                -         (.01)           -
 Extraordinary gain                                     -            -            -
                                              -----------  -----------  -----------
   Total                                      $      (.03) $      (.05) $      (.01)
                                              ===========  ===========  ===========

WEIGHTED AVERAGE SHARES OUTSTANDING           183,189,000  127,020,000  119,145,725
                                              ===========  ===========  ===========

The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY


                                         Preferred Stock             Common Stock          Additional                     Total
                                     ------------------------  -------------------------    Paid-in      Accumulated   Stockholders
                                       Shares       Amount       Shares        Amount       Capital        Deficit      Deficiency
                                     -----------  -----------  -----------  ------------  ------------  ------------  -------------
BALANCES, November 20, 1995                    -  $         -            -   $         -  $          -  $          -  $          -

Proceeds from sale of stock                    -            -  119,145,725    11,914,572             -   (11,422,596)      491,976

Net Loss                                                                 -             -             -    (1,329,518)   (1,329,518)
                                     -----------  -----------  -----------  ------------  ------------  ------------  ------------

BALANCES, May 31, 1997                        -            -   119,145,725    11,914,572             -   (12,752,114)     (837,542)

Common stock held by minority
stockholders of PalWeb in
connection with reverse acquisition     530,000           53    31,960,321     3,196,033             -    (2,582,586)      613,500

Issuance of stock for services                                     600,000        60,000       162,000             -       222,000

Issuance of stock for investment              -            -    15,000,000     1,500,000     1,650,000             -     3,150,000

Preferred stock converted to common    (150,000)         (15)      150,000        15,000       (14,985)            -             -

Net loss                                      -            -             -             -             -    (5,656,945)   (5,656,945)
                                     ----------  -----------  ------------  ------------  ------------  ------------   -----------

BALANCES, May 31, 1998, as adjusted
(Note 14)                               380,000           38   166,856,046    16,685,605     1,797,015   (20,991,645)   (2,508,987)

Issuance of stock for services          500,000           50    48,125,000     4,812,500       200,450             -     5,013,000

Stock issued for debt                         -            -     3,000,000       300,000        30,000             -       330,000

Distribution of energy services
 segment to minority stockholders             -            -             -             -             -      (238,395)     (238,395)

                                                                       F-9


Prior period adjustment (Note 14)             -            -             -             -             -      (191,978)     (191,978)

Net loss                                      -            -             -             -             -    (5,969,409)   (5,969,409)
                                     ----------  -----------  ------------  ------------  ------------  ------------  ------------

BALANCES, May 31, 1999, as adjusted
(Note 14)                               880,000           88   217,981,046    21,798,105     2,027,465   (27,391,427)   (3,565,769)

Issuance of stock for services and
equipment*                              125,000           13    14,500,210     1,450,021        18,737             -     1,468,771

Contribution of debt to capital               -            -             -             -       189,000             -       189,000

Stock issued in satisfaction of
debt*                                 3,963,890          396    12,334,790     1,233,479       627,538             -     1,861,413

Preferred stock converted to common* (2,083,890)        (208)    2,083,890       208,389      (208,181)            -             -

Cancellation of common stock*                 -            -   (41,443,308)   (4,144,331)    4,144,331             -             -

Net loss*                                     -            -             -             -             -    (2,245,228)   (2,245,228)
                                     ----------  -----------  ------------  ------------  ------------  ------------  ------------

BALANCES, February 29, 2000*           2,885,000          289   205,456,628  $ 20,545,663  $  6,798,890  $(29,636,655) $ (2,291,813)
                                      ==========  ===========  ============  ============  ============  ============  ============

* Denotes unaudited transactions.

The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                      Nine Month Period        From Inception
                                                                     Ended February 29/28,   (November 20, 1995)
                                                                    ------------------------   to February 29,
                                                                        2000         1999          2000
                                                                    -----------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                          $(2,245,228)  $(5,140,432) $(15,201,100)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization                                        131,943       115,554      571,857
   Extraordinary gain on debt retirement                                      -       (46,266)     (67,616)
   Consulting services paid by
    issuance of common stock                                          1,468,771     4,363,000    6,703,771
   Impairment of investment                                                   -             -    3,145,000
   Loss of disposition of property                                        6,337             -      317,568
   Changes in accounts receivable                                        (3,852)            -       (3,852)
   Changes in inventory                                                     160        14,999       (9,778)
   Changes in other assets                                                    -          (820)     (85,837)
   Changes in payable - related party                                   375,030       208,614    2,598,022
   Changes in accounts payable
    and accrued expenses                                                 86,987       369,759    1,928,851
   Increase in customer deposits                                              -       300,000      300,000
                                                                     ----------   -----------  -----------

         Net Cash Provided by (Used)
          Operating Activities                                         (179,852)      184,408      195,886

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                   (169,536)    (115,653)   (3,385,109)
  Proceeds from sale of equipment                                        18,000       74,995        92,995
  Proceeds from lease finance
   obligation                                                                 -            -       149,517
                                                                    -----------  -----------   -----------
         Net cash used by Investing Activities                         (151,536)     (40,658)   (3,142,597)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes and mortgages payable                             340,000            -     1,353,807
  Payments on notes payable                                                   -     (143,750)     (239,750)
  Proceeds from mortgage note - related party                                 -            -     1,350,000
  Proceeds from issuance of common stock                                      -            -       491,976
  Other                                                                  (9,000)           -        (9,000)
                                                                    -----------  -----------   -----------
         Net cash provided by (Used)
          financing activities                                          331,000     (143,750)    2,947,033
                                                                    -----------  -----------   -----------


                                     F-11




NET INCREASE (DECREASE) IN CASH                                            (388)           -           322
CASH, beginning of period                                                   710            -             -
                                                                    -----------  -----------   -----------

CASH, end of period                                                 $       322  $         -   $       322
                                                                    ===========  ===========   ===========

SUPPLEMENTAL INFORMATION:
 Non-cash investing activities -
  Property released in foreclosure                                  $         -   $  415,232
  Net discontinued assets distri-
   buted to certain stockholders                                              -      430,373
 Non-cash financing activities -
  Common and preferred stock
   issued for services & equipment                                     1,468,771   4,363,000
  Common and preferred stock
   issued for debt                                                       673,934     100,000
  Common stock issued for debt
   of related party                                                    1,187,479           -
  Common stock issued on con-
   version of preferred stock                                            208,389           -
 Debt contributed to additional
  paid in capital by related party                                       189,000           -
 Common stock held by related party
  canceled by default judgement                                        4,144,331           -


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                               From Inception
                                                                                            (November 20, 1995) to
                                                                                           ------------------------
                                                                    Year Ended May 31,       May 31,      May 31,
                                                                -----------------------    ----------   -----------
                                                                    1999         1998         1997         1999
                                                                -----------  -----------   ----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                       $(5,969,409) $(5,656,945) $(1,329,518) $(12,955,872)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization                                    154,587      188,456       96,871       439,914
   Extraordinary gain on debt retirement                            (68,616)           -            -       (68,616)
   Consulting services paid by
    issuance of common stock                                      5,013,000      222,000            -     5,235,000
   Impairment of investment                                               -    3,145,000            -     3,145,000
   Loss of disposition of property                                        -      311,231            -       311,231
   Changes in inventory                                              23,749       20,381      (54,068)       (9,938)
   Changes in other assets                                           (1,426)     (26,380)     (58,031)      (85,837)
   Changes in payable - related party                               410,369      272,123    1,540,500     2,222,992
   Changes in accounts payable
    and accrued expenses                                            244,600    1,247,960      349,304     1,841,864
   Increase in customer deposits                                    300,000            -            -       300,000
                                                                -----------  -----------   ----------  ------------
         Net cash provided by (used)
          operating activities                                      106,854     (276,174)     545,058       375,738

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                (140,906)  (1,571,447)  (1,503,220)   (3,215,573)
 Proceeds from sale of equipment                                     74,995            -            -        74,995
 Proceeds from lease finance obligation                             149,517            -            -       149,517
                                                                -----------  -----------  -----------  ------------
         Net cash provided by (used)
          investing activities                                       83,606   (1,571,447)  (1,503,220)   (2,991,061)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from notes payable                                         50,000      490,980      472,827     1,013,807
 Payments on notes payable                                         (239,750)           -            -      (239,750)
 Proceeds from mortgage payable -
  related party                                                           -    1,350,000            -     1,350,000
 Proceeds from issuance of common stock                                   -            -      491,976       491,976
                                                                -----------  -----------  -----------  ------------
         Net cash provided (used) by
          financing activities                                     (189,750)   1,840,980      964,803     2,616,033
                                                                -----------  -----------  -----------  ------------

NET INCREASE (DECREASE) IN CASH                                         710       (6,641)       6,641           710


                                     F-13




CASH, beginning of period                                                 -        6,641            -             -
                                                                -----------  -----------  -----------  ------------

CASH, end of period                                             $       710  $         -  $     6,641  $        710
                                                                ===========  ===========  ===========  ============


SUPPLEMENTAL INFORMATION (Note 10)

The accompanying notes are an integral part of this consolidated financial statement.

                              PALWEB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION

         Effective December 12, 1997, PalWeb Corporation ("PalWeb"), formerly Cabec Energy Corporation, was acquired in a reverse acquisition by the stockholders of Plastic Pallet Production, Inc.("PPP") whereby the stockholders of PPP became majority owners of PalWeb. Pursuant to the agreement, PalWeb exchanged its common stock for the outstanding common stock of PPP and the assets and liabilities of PalWeb and its subsidiaries as of the effective date were to be transferred into a new company whose stock was to be distributed to the stockholders of PalWeb, other than the new stockholders resulting from the PPP stock transfer. This latter distribution was effected November 10, 1998.

         PPP shareholders received 119,145,725 shares of common stock for an ownership of approximately 78% of PalWeb in exchange for its shares of PPP. The outstanding shares of PalWeb just prior to the acquisition were 31,960,321 shares of common stock and 530,000 shares of convertible preferred stock resulting in an ownership retained by the pre-acquisition shareholders of PalWeb of approximately 22%. The basis for the number of PalWeb common shares issued to the PPP shareholders was to effect the agreed upon interest ownership levels based on the then outstanding shares of PalWeb.

         The business of PalWeb as of December 12, 1997 is principally involved in energy services. The accounting for the reverse acquisition is a purchase and the net assets of PalWeb acquired are valued at fair value of the of the underlying assets for a total of $613,500 based on managements assessment therein. Goodwill of approximately $1,233,000 is amortized by the straight line method over 40 years. The operating results for the period from June 1, 1997 to December 12, 1997 is not significant. Since the disposition of the energy services net assets was approved at the time of approval of the PPP stock exchange, these net assets, including the aforementioned goodwill, are accounted for in the accompanying financial statements as discontinued operations. Further, the distribution effected as of November 10, 1998 is accounted for as a spin off in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions."

         The consolidated balance sheet and consolidated statements of operations and cash flows as of and for the period ended May 31, 1997 are the consolidated accounts of Plastic Pallet Production, Inc. and its subsidiaries. Similarly, the activity for the period June 1, 1997 through December 12, 1997, the effective date of the reverse acquisition, included in the consolidated statements of operations and cash flows for the year ended May 31, 1998, represent the consolidated accounts of PPP.

                              PALWEB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         PalWeb and its wholly owned subsidiary PPP will pursue the manufacture and marketing of plastic pallets and the related injection molding equipment necessary to produce plastic pallets.

         PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of PalWeb and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

         DEVELOPMENT STAGE COMPANY

         PPP from its inception, November 20, 1995, has pursued the development of a plastic pallet which will compete with traditional wood pallets. Additionally, PPP has designed an injection molding machine which it anticipates can be built and operated more economically than competitive equipment. At May 31, 1999, both products are in the development stage. PPP expects these products to become commercially marketable during the next year.

         STATEMENT OF CASH FLOWS

         PalWeb considers all short-term investments with an original maturity of three months or less to be cash equivalents.

         USE OF ESTIMATES

         The preparation of PalWeb's financial statements in conformity with generally accepted accounting principles requires PalWeb's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from those estimates.

         INVENTORY

         Inventory consists of finished pallets and is stated at the lower of cost (first-in, first-out) or market value.

         PROPERTY, PLANT AND EQUIPMENT

         PalWeb's property, plant and equipment is stated at cost. Depreciation expense is computed on the straight-line method over the estimated useful lives, as follows:

                              PALWEB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



           Plant building                                           20 years
           Plant improvements                                        7 years
           Production machinery equipment                         5-10 years
           Office equipment & furniture & fixtures                 3-5 years


         Upon sale, retirement or other disposal, the related costs and accumulated depreciation of items of property, plant or equipment are removed from the related accounts and any gain or loss is recognized. When events or changes in circumstances indicate that assets may be impaired, an evaluation is performed comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount. If the asset carrying amount exceeds the cash flows, a write-down to market value or discounted cash flow value is required.

         INVESTMENT IN VIMONTA AG

         PalWeb's 20% ownership in Vimonta AG is valued at cost since management has no board representation, financial information or other influence on the operation of Vimonta AG.

         PATENTS

         Amortization expense for the costs incurred by PalWeb to obtain the patents on the modular pallet system and accessories is computed on the straight-line method over the estimated life of 17 years.

         RECOGNITION OF REVENUES

         Revenue is recognized when the product is shipped.

         INCOME TAXES

         PalWeb accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based in the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                                PALWEB CORPORATION
                           (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         RESEARCH AND DEVELOPMENT COSTS

         Research and Development costs are charged to operations in the period incurred.

         LOSS PER SHARE

         Loss per share is computed based on weighted average number of shares outstanding. Convertible preferred stock and stock options are not considered as their effect is antidilutive.

         ACCOUNTING CHANGES

         During the year ended May 31, 1998, PalWeb adopted Statement of Financial Accounting Standards 128, "Earnings per Share" and Statement of Financial Accounting Standards 129 "Disclosure of Information About an Entity's Capital Structure". Statement 128 provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The implementation of these standards does not have a material effect on PalWeb's consolidated financial statements.

         During the year ended May 31, 1999, PalWeb adopted Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The implementation of this standard does not have a material effect on PalWeb's consolidated financial statements.

2.       CONTINUATION AS A GOING CONCERN

         The accompanying financial statements have been prepared assuming that PalWeb will continue as a going concern. PalWeb is in the development stage and has suffered significant losses from operations. To date, PalWeb has received substantial advances from investors but will require additional substantial funding in order to implement its business plan and have an opportunity to achieve profitable operations. Management plans to meet this funding need through a short term bank loan of approximately

                              PALWEB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         $400,000 and the pursuit of a private placement of equity securities. Neither the receipt of additional funding in adequate amounts nor the successful implementation of its business plan can be assured. The combination of these factors raise substantial doubt about PalWeb's ability to continue as a going concern. It is management's opinion that the funding required to reach necessary production levels will be obtained and, based upon expressions of interest from potential customers, PalWeb will obtain adequate sales to reach a profitable status, and will continue as a going concern.

3.       PROPERTY, PLANT AND EQUIPMENT

         A summary of the property, plant and equipment is as follows:


                                                             February 29,                May 31,
                                                             ------------ -----------------------------------
                                                                 2000         1999        1998        1997
                                                             ------------ ----------- ----------- -----------
                                                             (Unaudited)
          Land                                               $   85,000   $   85,000  $  691,057  $  412,057
          Plant building                                      1,166,127    1,166,127   1,166,127           -
          Plant improvements                                    141,791      141,791     141,791     131,296
          Production machinery and equipment                    175,410      254,367     254,368     600,115
          Office equipment                                       94,282       94,282      73,941      66,098
          Furniture and fixtures                                 33,654       33,654      33,654      33,654
          Work in Progress                                      605,413      417,761     299,370     260,000
                                                             ------------ ----------- ----------- -----------
                                                              2,301,677    2,192,982   2,660,308   1,503,220
          Less: accumulated depreciation                       (466,205)    (373,766)   (222,408)    (94,571)
                                                             ------------ ----------- ----------- -----------

                                                             $1,835,472   $1,819,216  $2,437,900  $1,408,649
                                                             ============ =========== =========== ===========

         The work-in-progress consists of the construction of a prototype injection molding machine and molds for the manufacture of plastic pallets.

         Depreciation expense from continuing operations for the years ended May 31, 1999, 1998 and 1997 is $151,358, $155,970 and $94,571, respectively and $128,943 and $103,720 for the unaudited periods ended February 29/28, 2000 and 1999.

                              PALWEB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       NOTES PAYABLE

         A summary of the notes payable as of May 31 are as follows:

                                                                                                        May 31,
                                                                           February 29,   ----------------------------------
                                                                               2000         1999        1998          1997
                                                                           ------------   -------      --------     --------
                                                                           (Unaudited)
  Note payable to bank, interest at 2% over
    prime, due May 2000                                                     $ 50,000      $50,000      $     --     $     --

  Note payable to individual under a
   $500,000 line of credit, interest at
   8.5%, due December 1, 2001                                                340,000           --            --           --

  Note payable to several organizations and
   individuals, interest at 8.5%, principal
   and accrued interest due at maturity of
   December 1997, collateralized by land                                          --           --       339,077      339,077

  Note payable to finance company, interest at 10%,
   principal and accrued interest due at maturity of
   January 1998, collateralized by certain production
   machinery and equipment                                                        --           --       133,750      133,750

  Note payable to individual, interest imputed at 10%,
   principal and interest, due in November 1998,
   collateralized by mortgages on certain portions of
   the plant building and land and a guarantee by a
   stockholder                                                                    --           --       490,980           --
                                                                           ------------   -------      --------     --------

                                                                             390,000       50,000       963,807      472,827

           Current portion                                                    50,000       50,000       963,807      472,827
                                                                           ------------   -------      --------     --------

           Long-term debt                                                   $340,000      $    --      $     --     $     --
                                                                           ============   =======      ========     ========


         The note payable in the amount of $339,077 at May 31, 1998 and secured by land was in default. During 1999 the creditor foreclosed on the land in satisfaction of the debt. A loss of $76,155 resulted from the foreclosure which is classified as an extraordinary item.

                              PALWEB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         During 1999, PalWeb negotiated a settlement on the note payable to individual in the amount of $490,980 at May 31, 1998, plus accrued interest, by issuance of 2,000,000 shares of its common stock, cash payment of $110,000 and transfer of title to certain undeveloped land valued at approximately $193,000. The result is classified as an extraordinary gain of $22,350.

5.       RELATED PARTY TRANSACTIONS

         PalWeb's subsidiary PPP has received substantial funding from certain investors. The investors advanced operating funds totaling $2,222,922, $1,812,623 and $1,540,500 as of May 31, 1999, 1998, and 1997. These
         advances are non-interest bearing.

         As of May 31, 1998, PalWeb had a mortgage payable to the investor of $1,350,000 which bears interest at 12.35% and is due on demand. This note is collateralized by a first mortgage on a portion of the plant and land in Dallas, Texas.

6.       EXTRAORDINARY GAIN

         During 1999, PalWeb negotiated settlement and incurred foreclosure on certain notes payable, see note 4. Additionally, PalWeb issued 1,000,000 shares of common stock in settlement of an account payable totaling $183,993. The net gain from these transactions totaled $68,616.

7.       IMPAIRMENT OF INVESTMENT

         In March 1998, PalWeb issued 15,000,000 of common stock for a 20% investment in Vimonta AG valued at $3,150,000 based on the market value of the Company's common stock. The transaction was principally to assist PalWeb in marketing its products in Europe. Management has been unable to obtain reliable financial information regarding Vimonta AG and does not believe Vimonta has material assets or net worth. Accordingly, PalWeb has recorded a charge to income in the amount of $3,145,000.

         During the year ended May 31, 1998, PalWeb recorded an impairment loss in the amount of $126,249 on certain plant equipment designated for resale to reduce the carrying value to the asset's net realizable value. Additionally, certain molds for plastic products were deemed obsolete and an impairment charge in the amount of $184,982 was recorded in the year ended May 31,1998.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.       FEDERAL INCOME TAXES

         Deferred taxes as of May 31, are as follows:


                                    February 29,               May 31,
                                    ------------  ----------------------------------
                                        2000        1999        1998        1997
                                    ------------  ----------  ----------  ----------
                                    (unaudited)
              Net operating loss     $3,915,986   $3,093,355  $  944,407  $ 471,963
              Loss on impairment
                of investment         1,151,070    1,151,070   1,151,070          -
              Accrued liabilities             -            -      83,852          -
              Gain on sale of plant
                for tax purposes        160,681     160,681            -          -
              Loss on equipment               -            -      46,207          -
                                     ----------   ----------  ----------  ---------
                                      5,227,737    4,405,106   2,225,536    471,963
              Less: Valuation
                         allowance   (5,227,737)  (4,405,106) (2,225,536)  (471,963)
                                     ----------   ----------  ----------  ---------
                   Total             $        -   $        -  $        -  $       -
                                     ==========   ==========  ==========  =========


         Management has provided a valuation allowance for the full amount of the deferred tax asset as PalWeb has yet to progress beyond the development stage of its operations. While management projects that the products being developed will be profitable and the deferred asset will ultimately be realized, PalWeb has not yet reached such stage in its development to place reasonable reliability on product acceptance and marketability.

         The net change in deferred taxes is as follows:


                                                         Nine Months
                                                    Ended February 29/28,
                                                  -------------------------
                                                      2000        1999
                                                  ------------  -----------
                                                  (unaudited)   (unaudited)
              Net operating loss                  $   822,631   $1,883,454
              Loss on impairment of
               investment                                   -      (83,852)
              Accrued liabilities                           -
              Gain on sale of plant
                for tax purposes                            -            -
              Loss on sale of equipment                     -      (46,207)
              Change in Valuation
                allowance                            (822,631)  (1,753,395)
                                                   ----------   ----------
                   Tax Benefit                     $        -   $        -
                                                   ==========   ==========


                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                            Year Ended May 31,
                                                   ----------------------------------
                                                      1999        1998        1997
                                                   ----------  ----------  ----------
              Net operating loss                   $2,148,948  $  472,444  $  471,963
              Loss on impairment of
               investment                                   -   1,151,070           -
              Accrued liabilities                     (83,852)     83,852
              Gain on sale of plant
                for tax purposes                      160,681           -           -
              Loss on sale of equipment               (46,207)     46,207           -
              Change in Valuation
                allowance                          (2,179,570) (1,753,573)   (471,963)
                                                   ----------  -----------  ---------
                       Tax Benefit                 $        -  $         -  $       -
                                                   ==========  ===========  =========


         PalWeb's effective tax rate differs from the federal statutory rate as follows:


                                               Nine Months
                                          Ended February 29/28,
                                        ------------------------
                                            2000        1999
                                        -----------  -----------
                                         (unaudited)  (unaudited)
         Tax benefit using statutory
          tax rate                      $  763,377   $1,747,747
         Effect of state tax rates          59,254      135,707
         Net change in valuation
          allowance                       (822,631)  (1,883,454)
                                        -----------  -----------
         Tax benefit, per financial
          statements                    $        -   $        -
                                        ===========  ===========



                                                  Year Ended May 31,
                                        ------------------------------------
                                            1999         1998        1997
                                         ----------  -----------  ----------
         Tax benefit using statutory
          tax rate                       $2,029,599  $1,759,496   $  452,036
         Effect of state tax rates          155,015     146,105       34,567
         Net change in valuation
          allowance                      (2,179,570) (1,753,573)    (471,963)
         Other deductions                    (5,044)   (152,028)     (14,640)
                                         ----------  -----------  ----------
         Tax benefit, per financial      $        -  $         -  $        -
                                         ==========  ===========  ==========
          statements


                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         PalWeb has a net operating loss (NOL) for Federal income tax purposes as of May 31, 1999, 1998, and 1997 of $8,451,791 as follows:


                     Amount                          Expiration
                  ----------                         ----------
                  $1,289,518                              2012
                  $1,290,830                              2018
                  $5,871,443                              2019


9.       LEASE FINANCING OBLIGATION

         In April 1999, a related party acquired PalWeb's plant in Dallas, Texas based on an appraisal and the buyer assumed the mortgage payable - related party in the amount of $1,350,000. PalWeb executed a one year lease at $12,235 per month to occupy the facility. Management expects to rent the property on a month to month basis at the same rate after the expiration of the initial term.

         PalWeb also has a three year option to purchase the property for $2,700,000. Due to the existence of PalWeb's option to repurchase the property, the transaction has been accounted for as a financing arrangement whereby the plant with a net book value of $1,049,515 at May 31, 1999, continues to be maintained as an asset and depreciated and the related debt in the amount of $1,766,958 at May 31, 1999 (including the mortgage payable of $1,350,000), is classified as lease financing obligation in the balance sheet during the term of the option.

10.      STOCKHOLDERS' EQUITY

         PalWeb issued 3,000,000 shares of common stock to retire certain liabilities during the year ended May 31, 1999, as discussed in Notes 4 and 6.

         During the years ended May 31, 1999 and 1998, PalWeb also issued shares of common stock and preferred stock for services. The services were valued at the market value of the common stock as the preferred is convertible into common on a one-to-one basis.

         Preferred stock is convertible into common stock at a ratio of one to one. Preferred stock converted into common stock during the period ended May 31, 1998 totaled 150,000.

         At the time of the reverse acquisition by PPP, there were outstanding certain options to purchase common stock of PalWeb. At May 31, 1999 and 1998, the outstanding options are as follows (PPP had no options outstanding as of May 31, 1997):

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                            PRICE
                               NUMBER OF SHARES            PER SHARE           EXPIRATION DATE
                               ----------------            ---------           ---------------
                                      120,000                $.10               July 31, 2003
                                      160,000                 .10               July 31, 2004
                                      200,000                 .10               July 31, 2005
                                      240,000                 .10               July 31, 2006
                                      600,000                 .50               None
                                    1,000,000                 .10               August 31, 2002


11.      FINANCIAL INSTRUMENTS

         PalWeb's financial instruments consist principally of accounts payable, accrued liabilities and notes and mortgages payable. Management estimates the market value of the notes and mortgage payable based on expected cash flows and believes these market values approximate carrying values at May 31,1999, 1998 and 1997.

12.      DISCONTINUED OPERATIONS

         Information relating to discontinued operations is as follows:


                                                                              1999        1998
                                                                           ----------  ----------
                  Net sales                                                $  381,330  $  542,012
                  Cost of sales                                               219,894     268,133
                                                                           ----------  ----------
                  Gross profit                                                161,436     273,879
                  Operating costs                                             169,854     511,737
                  Costs of disposal                                                 -     130,688
                  Nonoperating income                                           1,118         741
                                                                           ----------  ----------

                  Loss, as previously reported                                 (7,300)   (367,805)
                  Prior period adjustment                                                (481,956)
                                                                           ----------  ----------

                  Net loss                                                 $   (7,300) $ (849,761)
                                                                           ==========  ==========


                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



13.      SUPPLEMENTAL INFORMATION OF CASH FLOWS

         Non-cash investing and financing activities are as follows:


                                                             YEAR ENDED MAY 31,
                                                    -----------------------------------
                                                       1999        1998         1997
                                                    -----------   ---------    --------
        Property and equipment released
         in foreclosure or negotiated
         settlement of debt                          $  608,232   $     --     $     --

        Common stock issuances in exchange for:
         Reverse acquisition of PalWeb Corporation         --        613,500         --
         Consulting services                          5,013,000      222,000         --
      Retirement of debt through
         issuance of common stock                       330,000         --           --

        Investment in securities                           --      3,150,000         --

     Conversion of preferred stock                         --         15,000         --

        Reduction of debt and accrued interest
     through foreclosure, negotiated settle-
     ment or issuance of common stock                 1,006,848         --           --

        Distribution of energy services
         segment to minority stockholders               430,373         --           --

        Interest paid                                      --           --           --


14.      PRIOR PERIOD ADJUSTMENT

         The financial statements have been restated to reflect the effects of a prior period adjustment to correct the effects of an error in accounting for discontinued operations. In July, 1999 and August, 1999, the company issued preferred and common stock as compensation for consulting services. Further information indicated that the services related to settlement of liabilities accrued, $191,978, as well as liabilities occurring during the year ended May 31, 1998 and not accrued, $481,956. The adjustment does not

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         affect income before extraordinary items and discontinued operations. The effect on the deficit account is as follows:


                                                       MAY 31,
                                        ----------------------------------------
                                            1999          1998          1997
                                        ------------  ------------  ------------
           Deficit, as previously
            reported                    $(26,717,493) $(20,509,689) $(12,752,114)

           Prior period adjustment          (673,934)     (481,956)            -
                                        ------------  ------------  ------------

           Deficit, as adjusted         $(27,391,427) $(20,991,645) $(12,752,114)
                                        ============  ============  ============


15.      SUBSEQUENT EVENTS

         The following events occurred subsequent to May 31, 1999 not otherwise disclosed herein:

         In September 1999, PalWeb obtained a $20,000,000 default judgement against a stockholder/investor. Additionally, the judgement canceled 41,443,308 shares of common stock held by the investor. The investor has four years from the date of judgement to file an action seeking to set aside the judgement.

         In March 2000, PalWeb obtained a default judgement against certain related parties, Chartex AG and New Inter HKB AG, causing the cancellation of 13,413,384 shares of common stock and a $1,619,422 loan classified in the financial statements as "Loans from related party."

         PalWeb issued shares of preferred and common stock as follows:


                        DATE          TYPE       NO. SHARES      PURPOSE
                    ------------    ---------    ----------  ---------------
                    July, 1999      Preferred     3,963,890  Satisfaction of
                                                               Liabilities
                    July, 1999      Preferred       125,000  Services
                    August, 1999    Common          460,000  Satisfaction of
                                                               Liabilities
                    December, 1999  Common       11,000,000  Services

                    January, 2000   Common       11,874,790  Satisfaction of Liabilities
                    January, 2000   Common        3,500,210  Equipment and Services


                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         In July 1999, the outstanding stock options to purchase PalWeb's common stock were canceled.

         PalWeb is named in a lawsuit against Cooper Manufacturing Corporation, an investment distributed in the spin off as discussed in Note 1, Organization. The claim is based on product liability and PalWeb is named based on a contractual indemnity claim. Management is unable to estimate the amount of any possible loss. Further, management does not believe that Cooper Manufacturing is entitled to be indemnified from any loss. In addition, The Union Group, Inc., being the spin off company for energy services, is contractually obligated to indemnify PalWeb for any loss of an energy related matter. Management believes that the resolution of this lawsuit will not have a material effect on PalWeb's financial condition, results of operation or cash flows.

         Effective December 1, 1999, PalWeb entered into a line of credit with Ralph Curton, Jr., an individual that is not a related party, in the amount of $500,000 with an interest rate of 8.5%, payable December 1, 2001.

         Effective April 3, 2000, PalWeb acquired Pace Holding, Inc. and its wholly-owned subsidiary Paceco Financial Services, Inc. through a stock a stock exchange with the chairman of PalWeb board of directors whereby PalWeb issued 50,000,000 shares of its common stock in exchange for the outstanding common stock of Pace Holding, Inc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
Pace Holding, Inc.
Duncan, Oklahoma

We have audited the accompanying consolidated balance sheets of Pace Holding, Inc. (an Oklahoma corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholder's deficiency, and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pace Holding, Inc. and its subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                          HULME RAHHAL HENDERSON, INC.

Ardmore, Oklahoma
February 10, 2000

                               PACE HOLDING, INC.
                           CONSOLIDATED BALANCE SHEETS


                                                 March 31,          September 30,
                                                   2000          1999          1998
                                                -----------   ----------   -----------
                    ASSETS                      (unaudited)
Cash                                            $  174,550    $  351,219   $   107,923
Loans (Note D)                                   2,675,149     3,033,424     3,459,883
Investments (Note E)                                40,314       444,789       135,630
Real estate held for investment and
 other real estate owned (Notes F)               1,336,877     1,574,043     7,772,583
Furniture, equipment, and leasehold
 improvements, net (Note G)                        142,749       155,426       245,646
Other assets (Note H)                              815,783     1,199,670       429,160
Deferred tax asset, net of valuation
 allowance (Note M)                                335,482       227,315            --
                                                -----------   ----------   -----------

         Total Assets                           $5,520,904    $6,985,886   $12,150,825
                                                -----------   ----------   -----------
                                                -----------   ----------   -----------

    LIABILITIES AND STOCKHOLDER'S DEFICIENCY

Liabilities:
  Thrift accounts and time
   certificates (Note I)                        $6,659,199    $6,929,244   $ 6,048,640
  Accrued interest payable and
   other liabilities (Note J)                       79,983       177,723       463,770
  Notes payable (Note K)                         1,224,065     1,518,612     3,900,000
                                                -----------   ----------   -----------
         Total Liabilities                       7,963,247     8,625,579    10,412,410

Minority interest in subsidiary                         --            --       150,000

Contingencies (Notes L, O and P)

Stockholder's deficiency (Note N):
  Preferred stock, Class A convertible,
   $10 par, 100,000 shares
   authorized, none outstanding                         --            --            --
  Common stock -
   Class B, $2 par, nonvoting, 500,000


                                     F-30


  shares authorized, none issued                        --            --            --
 Class A, $2 par, voting, 100,000
  shares authorized, 76,305
  shares outstanding                               152,610       152,610       152,610
Additional paid-in capital                         715,474       715,474     2,852,105
Accumulated deficit                             (3,310,427)   (2,507,777)   (1,416,300)
                                                -----------   ----------   -----------
       Total stockholder's deficiency           (2,442,343)   (1,639,693)    1,588,415
                                                -----------   ----------   -----------

       Total Liabilities and
         Stockholder's Deficiency              $ 5,520,904   $ 6,985,886   $12,150,825
                                                -----------   ----------   -----------
                                                -----------   ----------   -----------


The accompanying notes are an integral part of these consolidated financial statements.

                               PACE HOLDING, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                           Six Months Ended
                                                                               March 31,
                                                                        -----------------------
                                                                           2000          1999
                                                                        ----------   ----------
                                                                              (unaudited)
Income:
  Interest and fees on
   installment loans                                                    $  200,244   $  251,060
  Other interest income                                                        483          477
  Rental income                                                             95,427      216,153
  Other income                                                               1,260       16,514
  Loss on sale of assets and
   unrealized loss on securities                                            74,106      (37,529)
                                                                        ----------   ----------
         Total income                                                      371,520      446,675

Expenses:
  Interest on thrift accounts
   and time certificates                                                   235,030      215,584
  Interest on notes and
   mortgages payable                                                        68,619      106,060
  Salaries and benefits                                                     68,659      124,976
  Provision for credit losses                                                   --           --
  Depreciation and amortization                                            331,683      233,520
  Other operating expenses                                                 186,991      453,158
  Equity in loss of Pal Web Corporation                                    391,355      169,000
                                                                        ----------   ----------
         Total expenses                                                  1,282,337    1,302,298
                                                                        ----------   ----------

Loss before income taxes                                                  (910,817)    (855,623)

Income tax benefit (Note M)                                                108,167       92,065
                                                                        ----------   ----------

Net loss                                                                $ (802,650)  $ (763,558)
                                                                        ----------   ----------
                                                                        ----------   ----------


The accompanying notes are an integral part of these consolidated financial statements.

                               PACE HOLDING, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEARS ENDED
                                                                                    SEPTEMBER 30,
                                                                              ------------------------
                                                                                  1999         1998
                                                                              -----------  -----------
Income:
  Interest and fees on
   installment loans                                                          $   438,940  $   749,004
  Other interest income                                                               765       19,997
  Rental income                                                                   309,365      256,059
  Other income                                                                     84,489       40,517
  Loss on sale of assets and
   unrealized loss on securities                                                  (41,551)      93,517
                                                                              -----------  -----------
         Total income                                                             792,008    1,159,094

Expenses:
  Interest on thrift accounts
   and time certificates                                                          457,615      362,945
  Interest on notes and
   mortgages payable                                                              191,174      100,897
  Salaries and benefits                                                           210,445      471,211
  Provision for credit losses                                                     314,697      206,289
  Depreciation and amortization                                                   555,662       98,900
  Other operating expenses                                                        642,667      751,661
  Equity in loss of Pal Web Corporation                                           896,387            -
                                                                              -----------  -----------
         Total expenses                                                         3,268,647    1,991,903
                                                                              -----------  -----------

Loss before income taxes                                                       (2,476,639)    (832,809)

Income tax benefit (provision) (Note M)                                           163,358     (242,327)
                                                                              -----------  -----------

Net loss                                                                      $(2,313,281) $(1,075,136)
                                                                              ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

                               PACE HOLDING, INC.
               CONSOLIDATED STATEMENT OF STOCKHOLDER'S DEFICIENCY

                                          Additional
                               Common      Paid-in       Accumulated
                               Stock       Capital         Deficit        Total
                           -----------   -----------    -----------    -----------
Balance,
 September 30, 1997        $   152,610   $   364,175    $  (632,660)   $  (115,875)

Adjustment to apply
 purchase accounting              --            --          309,496        309,496

Capital contribution              --       2,487,930           --        2,487,930

Dividends on preferred
 stock of subsidiary              --            --          (18,000)       (18,000)

Net loss                          --            --       (1,075,136)    (1,075,136)
                           -----------   -----------    -----------    -----------

Balance,
 September 30,1998             152,610     2,852,105     (1,416,300)     1,588,415

Rescission of prior year
 contribution to capital          --      (2,487,930)          --       (2,487,930)

Dividends on preferred
 stock of subsidiary              --            --           (4,500)        (4,500)

Adjustment to apply
 purchase accounting              --            --        1,226,304      1,226,304

Contributions to
 capital                          --         351,299           --          351,299

Net loss                          --            --       (2,313,281)    (2,313,281)
                           -----------   -----------    -----------    -----------

Balance,
 September 30,1999             152,610       715,474     (2,507,777)    (1,639,693)


                                      F-34

Net loss (unaudited)                 -             -       (802,650)      (802,650)
                           -----------   -----------    -----------    -----------

Balance (unaudited),
 March 31, 2000               $152,610      $715,474    $(3,310,427)   $(2,442,343)
                           ===========   ===========    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                               PACE HOLDING, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                     SIX MONTHS
                                                                                   ENDED MARCH 31,
                                                                             ------------------------
                                                                                 2000         1999
                                                                             -----------  -----------
Cash flows from operating activities:                                               (Unaudited)

 Net loss                                                                    $  (802,650) $  (763,558)
 Adjustments to reconcile net loss
  to cash provided (used) by operating
  activities:

    Equity in loss of investee company                                           391,355      169,000
    Increase in deferred tax asset                                              (108,167)     (92,065)
    Depreciation and amortization                                                331,683      233,520
    Gain on sale of assets & unrealized loss                                     (74,105)       1,530
    Increase in other assets                                                      79,448       (7,865)
    Decrease in other liabilities                                                (97,740)    (369,956)
                                                                             -----------  -----------

      Net cash used by operating activities                                     (280,176)    (829,394)
                                                                             -----------  -----------

Cash flows from investing activities:

 Net (increase) decrease in loans                                                358,275     (376,418)
 Purchase of investment real estate                                               (6,164)    (422,424)
 Purchase of furniture, equipment, and
  improvements                                                                         -            -
 Purchases of securities                                                               -     (315,837)
 Proceeds from sale of securities                                                 14,888       85,630
 Proceeds from sale of investment real estate                                    301,100      368,701
 Proceeds from sale of furniture, equipment
  and improvements                                                                     -       19,995
                                                                             -----------  -----------

      Net cash provided by (used in)
       investing activities                                                      668,099     (640,353)
                                                                             -----------  -----------

                                                                                        SIX MONTHS
                                                                                      ENDED MARCH 31,
                                                                                 ------------------------


                                      F-36

                               PACE HOLDING, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                     2000         1999
                                                                                 -----------  -----------
Cash flows from financing activities:                                                  (Unaudited)
 Net increase (decrease) in thrift accounts
  and time certificates                                                          $  (270,045) $ 1,181,107
 Proceeds from borrowings                                                                  -      300,000
 Payments on notes and mortgages
  payable                                                                           (294,547)           -
 Capital contribution by shareholder                                                       -      201,299
 Payment of preferred dividends on subsidiary                                              -       (4,500)
                                                                                 -----------  -----------

         Net cash provided by (used in)
          financing activities                                                      (564,592)   1,677,906
                                                                                 -----------  -----------

Net change in cash and cash equivalents                                             (176,669)     208,159

Cash and cash equivalents, beginning of period                                       351,219      107,923
                                                                                 -----------  -----------

Cash and cash equivalents, end of period                                         $   174,550  $   316,082
                                                                                 ===========  ===========

Supplemental schedule of noncash investing and financing activities:

   Assets exchanged for UniFin, Inc.
    preferred stock:
      Loans receivable                                                           $        -  $    734,459
      Furniture & fixtures                                                                -       118,704

   Rescission of contributed capital:
     Assets and liabilities rescinded -
          Real estate investments                                                         -     6,210,295
          Notes and mortgages payable                                                     -     2,450,000

     Assets received during rescission -
           Notes receivable from related parties                                          -     1,174,400


                                      F-37

                               PACE HOLDING, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS


           Investment in common stock                                                     -        40,000
           Other                                                                                    9,264

   Preferred stock of subsidiary received
     as contribution to capital                                                           -       150,000

Supplemental cash flow information:
 Cash paid for interest expense                                                  $   303,125  $   318,974


                                                                                        YEAR ENDED
                                                                                       SEPTEMBER 30,
                                                                                 ------------------------
                                                                                     1999         1998
                                                                                 -----------  -----------
Cash flows from operating activities:

 Net loss                                                                        $(2,313,281) $(1,075,136)
 Adjustments to reconcile net loss
  to cash provided (used) by operating
  activities:

    Equity in loss of investee company                                               896,387            -
    (Increase) decrease in deferred tax asset                                       (163,358)     242,327
    Provision for credit losses                                                      314,697      206,289
    Depreciation and amortization                                                    555,662       98,900
    Loss on sale of assets & unrealized loss                                          40,761       85,142
    Increase in other assets                                                        (100,108)     (32,469)
    Increase (decrease) in other liabilities                                        (286,047)     394,364
                                                                                 -----------  -----------

         Net cash used by operating activities                                    (1,055,287)     (80,583)
                                                                                 -----------  -----------

Cash flows from investing activities:

 Net increase (decrease) in loans                                                    261,762   (2,292,241)
 Purchase of investment real estate                                                 (403,615)  (1,903,403)
 Purchase of furniture, equipment, and
  improvements                                                                       (50,306)    (114,394)


                                      F-38

                               PACE HOLDING, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

 Purchases of securities                                                            (239,485)    (220,772)
 Proceeds from sale of securities                                                     98,867      362,678
 Proceeds from sale of investment real estate                                        368,701            -
 Proceeds from sale of furniture, equipment
  and improvements                                                                   116,644            -
                                                                                 -----------  -----------

         Net cash provided by (used in)
          investing activities                                                       152,568   (4,168,132)
                                                                                 -----------  -----------

Cash flows from financing activities:

 Net increase in thrift accounts
  and time certificates                                                          $   880,604  $ 1,132,957
 Proceeds from borrowings                                                            518,612    1,900,000
 Payments on notes and mortgages
  payable                                                                           (450,000)           -
 Capital contribution by shareholder                                                 201,299            -
 Payment of preferred dividends on subsidiary                                         (4,500)     (18,000)
                                                                                 -----------  -----------

         Net cash provided by financing activities                                 1,146,015    3,014,957
                                                                                 -----------  -----------

Net change in cash and cash equivalents                                              243,296   (1,233,758)

Cash and cash equivalents, beginning of period                                       107,923    1,341,681
                                                                                 -----------  -----------


Cash and cash equivalents, end of period                                         $   351,219  $   107,923
                                                                                 ===========  ===========

Supplemental schedule of noncash investing and financing activities:

   Assets exchanged for Pal Web Corporation common stock:
         Loans and accrued interest due from
          related parties                                                        $ 1,071,266  $         -
         Investment in common stock                                                   40,000            -


                                      F-39

                               PACE HOLDING, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS



   Contribution (Rescission) of contributed capital:
     Assets and liabilities received (rescinded) -
       Real estate investments                                                    (6,210,295)   5,652,330
       Notes and mortgages payable                                                (2,450,000)   2,000,000

     Assets received (given) -
       Notes receivable from related parties                                      1,174,400   (1,164,400)
       Investment in common stock                                                    40,000            -
       Other                                                                          9,264            -

   Preferred stock of subsidiary received
     as contribution to capital                                                           -       150,000

Supplemental cash flow information:
 Cash paid for interest expense                                                  $   646,108  $   455,637


The accompanying notes are an integral part of these consolidated financial statements.

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note A - Summary of Significant Accounting Policies

         The accounting and reporting policies of Pace Holding, Inc. (the Company) and its wholly-owned subsidiary Paceco Financial Services, Inc., conform to generally accepted accounting principles and to general practice within the finance industry where applicable. The following is a description of the more significant of these policies which the Company follows in preparing and presenting its consolidated financial statements.

         1.  NATURE OF OPERATIONS AND CORPORATE STRUCTURE

         The Company through its wholly-owned subsidiary Paceco Financial Services, Inc. is in the business of lending money, investing in securities and owning and operating real estate.

         Effective November 1, 1997, the Company was acquired by Pace Acquisition Co., an Oklahoma corporation. The transaction was accounted for by the purchase method of accounting and the cost of the acquisition was imputed to the acquired company, Pace Holding, Inc. utilizing the "push down" basis of accounting. The purchase price was allocated to the net assets of the Company based on the fair value as of the date of the acquisition resulting in acquired goodwill of $350,110; however, the Company's ownership changed as discussed in the next paragraph thereby resulting in a subsequent allocation.

         Effective December 31, 1998, the Company was acquired by an individual, Mr. Paul Kruger, an unrelated party to the owners of Pace Acquisition Co. This transaction was also accounted for by the purchase method of accounting and the cost of the acquisition has been imputed to the acquired company, Pace Holding, Inc. The purchase price was allocated to the net assets based on the fair value at December 31, 1998, resulting in acquired goodwill of $1,559,795 which is being amortized over 30 months.

         2. PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Paceco Financial Services, Inc. Affiliated companies (20 to 50 percent owned) are accounted for on the equity method. All material intercompany balances and transactions are eliminated.

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         3.  CASH AND CASH EQUIVALENTS

         For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in demand deposits, and time deposits.

         4.  ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         5.  LOANS

         Installment loans are stated at the amount of unpaid principal and interest, reduced by unearned interest and an allowance for credit losses. Interest income is recognized when earned except where serious doubt exists as to the ultimate collectibility of the interest in which case no accrual of interest is made.

         6.  REAL ESTATE HELD FOR INVESTMENT AND OTHER REAL ESTATE OWNED

         Real estate held for investment is stated at cost less accumulated depreciation. Other real estate acquired through foreclosure, or voluntary conveyance in lieu of foreclosure, is stated at the lower of cost or market value, less accumulated depreciation.

         7.  ALLOWANCE FOR CREDIT LOSSES

         The allowance for credit losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of the installment loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance.

         Loans to customers are primarily in Oklahoma of which $892,722 at September 30, 1999 are loans to the rent-to-own retail furniture industry. The Company performs ongoing credit valuations of customers and generally requires collateralization of the loan. Allowances are

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         maintained for potential credit losses and such losses have been within management's expectations.

         8.  FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

         Depreciation of furniture, equipment, and leasehold improvements is provided by the use of the straight-line and accelerated methods over the estimated useful lives of the related assets as follows:


                                                     Estimated Useful Life
                                                     ---------------------
                  Buildings                                    30 years
                  Leasehold improvements                  10 - 39 years
                  Furniture and equipment                  3 - 10 years
                  Vehicles                                      5 years


         Maintenance and repairs are charged to expense and improvements are capitalized. The cost and accumulated depreciation applicable to assets retired or otherwise disposed of are eliminated from the related accounts and the gain or loss on disposition is credited or charged to operations.

         9.  GOODWILL

         The excess of cost over the value of net assets acquired (goodwill) is being amortized on a straight-line basis over thirty months, except for goodwill in connection with the PalWeb Corporation which is twenty years.

         10. MARKETABLE SECURITIES

         Marketable securities consist of common stocks and are stated at market value as determined by the most recently traded prices at the balance sheet date. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The cost of investments sold is determined on the specific identification method.

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         11.  INCOME TAXES

         The Company files a consolidated income tax return. Current and deferred taxes are determined on the basis that the Company is a separate taxpayer.

Note B - Segment of Business

         The Company's business has two reportable segments - finance and real estate. The finance segment is the business of lending money and investing in securities. The real estate segment consists of owning and operating real estate, principally commercial properties. The accounting policies are the same as those described in the summary of significant accounting policies. Intersegment transactions are not significant.


                                                                                   Real
                                                                     Finance      Estate       Total
                                                                    ----------  ----------  ----------
         Year Ended September 30, 1999:
         Revenues from external customers:
          Interest income                                           $  438,940  $        -  $  438,940
          Rental income                                                 10,502     298,863     309,365
         Interest Expense                                              559,058      89,731     648,789
         Depreciation and amortization                                 490,806      64,856     555,662
         Equity in loss of PalWeb
          Corporation-equity method                                    896,387           -     896,387
         Loss before income taxes                                   (2,425,172)    (51,467) (2,476,639)

         Year Ended September 30, 1998:
         Revenues from external customers:
          Interest income                                           $  749,004  $        -  $  749,004
          Rental income                                                 35,511     220,548     256,059
         Interest Expense                                              388,938      74,904     463,842
         Depreciation and amortization                                  46,863      52,037      98,900
         Equity in loss of PalWeb
          Corporation-equity method                                          -           -           -
         Loss before income taxes                                     (705,884)   (126,925)   (832,809)

         Six Months Ended March 31, 2000 (unaudited):


                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Revenues from external customers:
          Interest income                                      $  200,244  $        -  $  200,244
          Rental income                                             2,163      93,264      95,427
         Interest Expense                                         252,676      50,973     303,649
         Depreciation and amortization                            317,899      13,784     331,683
         Equity in loss of PalWeb
          Corporation-equity method                               391,355           -     391,355
         Loss before income taxes                                (902,397)     (8,420)   (910,817)

         Six Months Ended March 31, 1999 (unaudited):
         Revenues from external customers:
          Interest income                                      $  251,060  $        -  $  251,060
          Rental income                                             7,865     208,288     216,153
         Interest Expense                                         256,235      65,409     321,644
         Depreciation and amortization                            181,708      51,812     233,520
         Equity in loss of PalWeb
          Corporation-equity method                               169,000           -     169,000
         Loss before income taxes                                (810,097)    (45,526)   (855,623)


Note C - Contribution to Additional Paid in Capital

         During the year ended September 30, 1999, Mr. Paul Kruger made a capital contribution of $351,299, consisting of $201,299 cash and $150,000 of preferred stock of the Company's subsidiary, to additional paid in capital of the Company.

Note D - Loans

         Loans consist of the following:


                                                                 September 30,
                                                 March 31,  ----------------------
                                                   2000        1999        1998
                                                ----------  ----------  ----------
                                                            (unaudited)
                  Installment loans             $2,996,170  $3,385,947  $3,674,922
                  Unearned interest                (11,174)    (32,676)    (76,929)
                  Allowance for credit losses     (309,847)   (319,847)   (138,110
                                                ----------  ----------  ----------
                                                $2,675,149  $3,033,424  $3,459,883
                                                ==========  ==========  ==========


                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         Changes in the allowance for credit losses for the periods are as follows:


                                              Six Months           Year Ended
                                            Ended March 31,       September 30,
                                          ------------------- -------------------
                                             2000      1999      1999      1998
                                          --------- --------- --------- ---------
                                         (unaudited)
          Balance, beginning of period    $ 319,847 $ 138,110 $ 138,168 $ 530,946
          Provision                               -         -   314,697   206,289
          Loans charged-off                 (10,484)   (1,477) (134,866) (601,367)
          Recoveries                            484       651     1,848     2,242
                                          --------- --------- --------- ---------
          Balance, end of period          $ 309,847 $ 137,284 $ 319,847 $ 138,110
                                          ========= ========= ========= =========


         Loans past due and on nonaccrual status at September 30, 1999 total $336,962.

         The installment loans, in order to reduce credit risk, are secured by various forms of collateral, including first mortgages on real estate, liens on personal property, savings deposits, etc. In the event of default by the borrower, the Company would incur a loss to the extent that the value of the collateral is less than the outstanding balance of the loan.

NOTE E - Investments

         Investments include investments accounted for by the equity of accounting, PalWeb Corporation, and marketable securities (trading securities). A summary of investments, unrealized gain (loss) at the end of each period and the components of net change in unrealized gain
         (loss) and realized gain (loss) are as follows:


                                                                   September 30,
                                                   March 31,  ----------------------
                                                     2000        1999        1998
                                                  ----------  ----------  ----------
                                                  (unaudited)
                  Investment in PalWeb
                   Corporation                    $    4,694  $  396,049  $        -
                  Marketable securities               35,620      48,740     135,630
                                                  ----------  ----------  ----------

                  Total investments               $   40,314  $  444,789  $  135,630
                                                  ==========  ==========  ==========


                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         With respect to marketable securities:

                  Unrealized gain (loss)                                      $      828  $   (1,745) $ (85,142)

                  Net change in unrealized
                   gain (loss)                                                     2,573      83,397    (85,142)

                  Realized gain (loss)                                             2,686    (121,906)    22,500

         In January, 1999, the Company acquired a 15.5% interest in PalWeb Corporation, a development stage company which is developing a plastic pallet to compete with wood pallets. PalWeb Corporation has incurred significant operating losses and requires substantial funding to progress beyond the development stage. Further, the interest received was restricted common stock in exchange for services and release of advances receivable in the amount of $189,000. Management believes that the fair value of the common stock is not reasonably determinable due to the restricted nature of the stock, the current financial condition of PalWeb Corporation and the fact that the stock is very thinly traded. Accordingly, the investment has been recorded at the value of the exchanged asset.

         In April, 1999, the Company increased its ownership in PalWeb Corporation to 20.0% as discussed in Note N. Effective with the increase in equity ownership to 20%, the equity method of accounting was adopted retroactively to the initial investment date. PalWeb Corporation's net assets reflect a deficiency and the Company's investment, net of equity in losses from the investee company, is considered goodwill which is being amortized over twenty years.

         At September 30, 1999, the Company's investment based on market value is $3,480,000. This market value is based on the average bid prices as of September 30, 1999 which is a thinly traded market in relation to the total outstanding shares of PalWeb Corporation.

         Summary financial information for PalWeb Corporation as of its year end of May 31, 1999 is as follows:

                  Condensed Statement of Operations:
                    Sales                                                        $    51,250
                    Net Loss                                                       5,969,409

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Condensed Financial Position:
                    Current assets                                               $    10,648
                    Noncurrent assets                                              1,910,138
                    Current liabilities                                           (3,719,597)
                    Noncurrent liabilities                                        (1,766,958)
                                                                                 -----------

                    Net assets                                                   $(3,565,769)
                                                                                 ===========


Note F - Real Estate Held for Investment and Other Real Estate Owned

         Real estate held for investment and other real estate owned are as follows:

                                                                                   March 31,       September 30,
                                                                                     2000        1999        1998
                                                                                  ----------  ----------  ----------
                                                                                  (unaudited)
           Real estate held for investment                                        $1,337,616  $1,561,360  $7,774,377
           Accumulated depreciation                                                  (34,428)    (20,645)    (55,648)
                                                                                  ----------  ----------  ----------
                                                                                   1,303,188   1,540,715   7,718,729
                                                                                  ----------  ----------  ----------

           Other real estate owned                                                    35,222      35,222      55,503
           Accumulated depreciation                                                   (1,533)     (1,894)     (1,649)
                                                                                  ----------  ----------  ----------
                                                                                      33,689      33,328      53,854
                                                                                  ----------  ----------  ----------
                  Total                                                           $1,336,877  $1,574,043  $7,772,583
                                                                                  ==========  ==========  ==========

Note G - Furniture, Equipment, and Leasehold Improvements

         Furniture, equipment, and leasehold improvements are as follows:

                                                                                                   September 30,
                                                                                   March 31,  ----------------------
                                                                                     2000        1999        1998
                                                                                  ----------  ----------  ----------
                                                                                  (unaudited)
                  Furniture and equipment                                         $  128,424  $  128,424  $  175,285
                  Leasehold improvements                                              22,892      22,892      26,233
                  Vehicles                                                            16,170      16,170      59,234
                                                                                  ----------  ----------  ----------
                                                                                     167,486     167,486     260,752
                  Less accumulated depreciation                                      (24,737)    (12,060)    (15,106)
                                                                                  ----------  ----------  ----------
                                                                                  $  142,749  $  155,426  $  245,646
                                                                                  ==========  ==========  ===========

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note H - Other Assets

         The components of other assets consist of the following:

                                                                          September 30,
                                                           March 31,  ----------------------
                                                             2000        1999        1998
                                                          ----------  ----------  ----------
                                                          (unaudited)
                  Other receivables                       $   10,000  $   91,250  $        -
                  Investments                                 10,500      10,500      10,500
                  Accrued interest on loans                   35,061      33,034      22,917
                  Prepaid expenses                             9,615      15,371      15,661
                  Goodwill, net                              744,740   1,049,179     341,331
                  Other                                        5,867         336      38,751
                                                          ----------  ----------  ----------

                                                          $  815,783  $1,199,670  $  429,160
                                                          ==========  ==========  ==========


         Accumulated amortization of goodwill at September 30, 1999 and 1998 is $446,659 and $8,936, respectively, and $751,098 (unaudited) at March 31, 2000.

Note I - Thrift Accounts and Time Certificates

         The components of thrift accounts and time certificates are as follows:

                                                                           September 30,
                                                          March 31,   ----------------------
                                                             2000        1999        1998
                                                          ----------  ----------  ----------
          Thrift accounts:                               (unaudited)
          Passbook savings - 6 percent                    $2,179,743  $2,252,248  $2,025,088
          Passbook savings - 8 percent                       168,518     171,530     190,528
                                                          ----------  ----------  ----------
                                                           2,348,261   2,423,778   2,215,616
                                                          ----------  ----------  ----------
          Time certificates:
          6-month certificates
           (weighted average rate at
           September 30, 1999, was
           6.25 percent)                                     560,266     640,238     605,002

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          12-month certificates
           (weighted average rate at
           September 30, 1999, was
           6.50 percent)                                       1,680,920   1,466,511   1,403,421

          30-month certificates
           (weighted average rate at
           September 30, 1999, was
           7.62 percent)                                       2,069,752   2,398,717   1,824,600
                                                              ----------  ----------  ----------
                                                               4,310,938   4,505,466   3,833,023
                                                              ----------  ----------  ----------

                                                              $6,659,199  $6,929,244  $6,048,639
                                                              ==========  ==========  ==========


         Annual maturities of time certificates as of September 30, 1999, are as follows:

          Maturing in one year or less                                               $2,611,682
          Maturing in two years or less but not less
           than one year                                                              1,430,161
          Maturing in more than two years                                               463,623
                                                                                     ----------
                                                                                     $4,505,466
                                                                                     ==========

Note J - Accrued Interest Payable and Other Liabilities

         The components of accrued interest payable and other liabilities consist of the following:

                                                                         September 30,
                                                          March 31,  --------------------
                                                            2000       1999       1998
                                                          ---------  ---------  ---------
                                                         (unaudited)
          Accounts payable and
           accrued expenses                               $  43,703  $ 133,860  $ 430,694
          Accrued interest payable                           36,280     43,863     33,076
                                                          ---------  ---------  ---------

            Total                                         $  79,983  $ 177,723  $ 463,770
                                                          =========  =========  =========

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note K - Notes and Mortgages Payable

         Notes payable are as follows:


                                                                                  March 31,       September 30,
                                                                                    2000        1999        1998
                                                                                 ----------  ----------  ----------
                                                                                 (unaudited)

          Notes payable to bank, secured
           by real estate mortgages,
           prime interest rate from (7.5% at
           9/30/99), due in installments
           through July 1,2004                                                   $1,224,065  $1,250,000  $3,900,000

          Note payable to bank, secured
           by real estate mortgages,
           prime interest rate (7.5% at
           9/30/99) due July 1, 2000                                                      -     268,612           -
                                                                                 ----------  ----------  ----------

                  Total Notes Payable                                            $1,224,065  $1,518,612  $3,900,000
                                                                                 ==========  ==========  ==========

         The second note payable to bank described in the table is a line of credit in the amount of $500,000 which is secured by assets of Onward, L.L.C., owned by the sole stockholder of the Company's parent. At September 30, 1999, the balance of the line had been withdrawn for the benefit of one of the stockholder's affiliates. However, in December, 1999, Onward, L.L.C. assumed complete liability for the note releasing the Company from any responsibility therein.

         Maturities of notes payable for years ended September 30 are as follows:


                                            2000                     333,697
                                            2001                      70,137
                                            2002                      75,583
                                            2003                      81,450
                                            2004                     957,745

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note L - Regulatory Requirement


         The Company's wholly-owned subsidiary, Paceco Financial Services, Inc. (Paceco), is regulated by the Oklahoma Department of Securities. Under the Oklahoma Securities Act, Paceco is required to maintain stockholder's equity, which is defined as stockholder's equity plus the allowance for credit losses and valuation allowances, if any, equal to at least 10 percent of thrift accounts, time certificates, and accrued interest payable thereon.

         As of September 30, 1999, Paceco is not in compliance with the Act as it pertains to the stockholder's equity requirement which is computed as follows:


          Adjusted stockholder's equity:
           Stockholders deficiency                                     $(1,293,336)
           Allowance for credit losses                                     319,847
                                                                       -----------
                                                                          (973,489)
          Amount required to be in compliance with the Act                 692,924
                                                                       -----------

          Deficiency from amount required                              $(1,666,413)
                                                                       ===========

         Paceco maintains a cash account at a depository institution which is pledged to the Oklahoma Department of Securities. The balance of the account is $10,000 at September 30, 1999.

         Paceco has approved and adopted a plan to liquidate the investment and savings certificates and the Oklahoma Department of Securities has indicated that it will issue an order for implementation of the plan. Pursuant to the order, Paceco will use its best efforts to liquidate the investment securities over a twenty-four month period, refrain from issuing certificates to new investors, may allow existing investors to renew certificates or purchase additional certificates other than thirty month certificates, and will notify the Department of any material transactions affecting affiliates or the plan. Facilitation of the plan of liquidation will require substantial liquidation of Paceco's assets, principally loans and its investment in PalWeb Corporation.

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note M - Income Taxes


         At September 30, 1999, the Company has net operating loss carryforwards of approximately $600,000 for income tax purposes that expire in 2014.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                                              September 30,
                                                                               March 31,  ----------------------
                                                                                 2000        1999        1998
                                                                              ----------  ----------  ----------
         Deferred tax assets:                                                 (unaudited)
          Allowance for credit losses                                         $  121,542  $  121,542  $   52,482
          Equity in loss of investee company                                     489,342     340,627           -
          Net operating loss                                                     271,525     189,816     339,300
                                                                              ----------  ----------  ----------

                                                                                 882,409     651,985     391,782
          Valuation allowance for
           deferred tax assets                                                  (546,927)   (424,670)   (391,782)
                                                                              ----------  ----------  ----------

                  Deferred tax assets                                         $  335,482  $  227,315  $        -
                                                                              ==========  ==========  ==========

         The benefit for income taxes results from deferred income tax expense, not current income tax expense. The components of the benefit for income taxes is as follows:


                                                                               Six Months            Year Ended
                                                                             Ended March 31,        September 30,
                                                                          --------------------  --------------------
                                                                            2000       1999       1999       1998
                                                                          ---------  ---------  ---------  ---------
          Allowance for credit
           losses                                                         $       -  $       -  $  69,060  $(149,278)
          Equity in loss of
           investee company                                                 148,715     64,220    340,627          -
          Net operating loss                                                 81,709   (304,315)  (149,484)   (14,611)
          Change in valuation
           allowance                                                       (122,257)   275,080    (32,888)   (78,438)
                                                                          ---------  ---------  ---------  ---------
                                                                            108,167     34,985    227,315   (242,327)

                                                    F-53



                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          Less: Deferred tax from
                 purchase accounting                                              -          -     63,957          -
                                                                          ---------  ---------  ---------  ---------
             Income tax benefit
              (provision)                                                 $ 108,167  $  34,985  $ 163,358  $(242,327)
                                                                          =========  =========  =========  =========

         The effective tax rate for the years ended September 30, 1999 differs from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes because of the following:


                                                                             Six Months           Year Ended
                                                                           Ended March 31,       September 30,
                                                                         -------------------  -------------------
                                                                           2000      1999       1999      1998
                                                                         ---------  --------  --------- ---------
         Income tax benefit computed
            at statutory rates                                           $ 309,678 $ 290,912  $ 842,057 $ 283,155
         (Increase) decrease resulting from:
           Valuation allowance                                            (122,257)  275,080   (149,484)  (14,611)
           State tax benefit                                                36,433    34,225     88,678    32,979
           Operating loss carryforwards
            terminating from change
            in ownership                                                         -  (507,388)  (173,531) (543,850)
           Permanent differences                                          (115,687)  (57,844)  (444,362)        -
                                                                         ---------  --------  --------- ---------
          Income tax benefit
           (provision)                                                   $ 108,167  $ 34,985  $ 163,358 $(242,327)
                                                                         =========  ========  ========= =========

NOTE N - Related Party Transactions

         In December 1998 and January 1999, $1,000,000 of 8.5% preferred stock of UniFin, Inc. was acquired in exchange for cash ($146,837), furniture, fixtures and autos ($118,704) and loans and accrued interest receivable from rent-to-own retail dealers at net book value of $734,459. In September 1999, the $1,000,000 preferred stock and a $75,000 note receivable of UniFin, Inc. were transferred back to UniFin, Inc. in exchange for loans and accrued interest receivable at net book value of $968,960, furniture and fixtures of $50,306 and cash and other net

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         current assets totaling $55,734. The president of UniFin, Inc. is also an officer of Paceco Financial Services, Inc.

         In April 1999, the Company exchanged notes receivable and related accrued interest from Onward, LLC and Pace Plastic Pallets, Inc. totaling $1,071,266 and its common stock investment in Pace Plastic Pallets, Inc. of $40,000 for 11,000,000 shares of common stock of PalWeb Corporation. The sole shareholder of Pace Holding, Inc., parent company, is the owner of Onward, LLC and a stockholder of Pace Plastic Pallets, Inc.

         Reference is also made to Note P, issuance of a letter of credit on behalf of entities which have a common officer with the Company and Note K, utilization of line of credit by the stockholder of the Parent Company.

Note O - Leases

         The Company owns and leases buildings, primarily office space, classified in the balance sheet as real estate held for investment (Note E). Terms of leases generally range from one to five years. Future minimum rental income for years subsequent to September 30, 1999 is as follows:


                  Year                                          Amount
                  ----                                         --------
                  2000                                         $119,891
                  2001                                           85,258
                  2002                                           25,103
                  2003                                            2,092

         Rental expense on operating leases totaled $32,053.

Note P - Commitments and Contingencies

         During the ordinary course of business, deposits of cash are made in financial institutions in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). At September 30, 1998, cash deposits did not exceed the $100,000 limit.

         In January 1999, Paceco Financial Services, Inc. issued an irrevocable letter of credit in the amount of $500,000 with an expiration date of January 31, 2004, receiving a fee of $10,000. The letter of credit was

                               PACE HOLDING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         issued to individuals on behalf of Universal Marketing Services, Inc.
         (UMS) and Foresight, Inc. Subsequent to the issuance of the letter of credit, certain officers of the Company were elected officers of Foresight, Inc. The letter of credit is to guarantee payment of commissions by UMS and Foresight. Management is of the opinion that utilization of the letter of credit is remote.

         CONCENTRATION OF CREDIT - As discussed in Note I, Paceco Financial Services, Inc. has passbook savings accounts totaling $2,423,778 and certificates of deposit maturing in one year or less of $2,611,682. Failure of a substantial amount of the certificate of deposits to renew or excessive withdrawal from the passbook savings accounts may cause the Company to accelerate the liquidation of assets to fulfill its plan for an orderly liquidation of deposit certificates.

Note Q - Financial Instruments

         The Company's financial instruments consist principally of loans receivable, deposit accounts and notes and mortgages payable. Management estimates the market value of the loans receivable, deposit accounts and notes and mortgages payable based on expected cash flows and believes these market values approximate carrying value at September 30, 1999 and 1998.

         BACKGROUND INFORMATION TO PRO FORMA FINANCIAL INFORMATION

Effective April 3, 2000, PalWeb Corporation acquired the outstanding common stock of Pace Holding, Inc. through the issuance of 50,000,000 shares of its common stock. The seller was Mr. Paul Kruger, Chairman and CEO of PalWeb Corporation and Pace Holding, Inc. The transaction is accounted for as a purchase and the net assets of Pace Holding, Inc. will be recorded at cost as Mr. Kruger is considered a related party. The pro forma statements present the consolidated financial position of PalWeb Corporation and Pace Holding, Inc. as its wholly-owned subsidiary, and the consolidated results of their operations utilizing historical financial statements of the entities. The pro forma statements combine historical data as follows:

         1. The balance sheet of PalWeb Corporation as of February 29, 2000 with the consolidated balance sheet of Pace Holding, Inc. as of December 31, 1999(Pace Holding, Inc. has a fiscal year end of September 30 as compared to a May 31 fiscal year end for PalWeb Corporation).

         2. The statement of operations of PalWeb Corporation for the year ended May 31, 1999 with the consolidated statement of operations of Pace Holding, Inc. for the year ended March 31, 1999.

         3. The statement of operations of PalWeb Corporation for the nine months ended February 29, 2000 with the consolidated statement of operations of Pace Holding, Inc. for the nine months ended December 31, 1999.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2000


                                                                                  PalWeb
                                        PalWeb       Pace                      Corporation
                                     Corporation  Holding, Inc.  Adjustments    Pro Forma
                                     -----------  -------------  -----------   -----------
MANUFACTURING:

Sales                                $     6,091                 $         -   $     6,091

Expenses:
  General and administrative           2,050,117                           -     2,050,117
  Depreciation                           131,943                           -       131,943
 Interest Expense                        137,949                           -       137,949
                                     -----------                 -----------   -----------

      Total Expenses                   2,320,009                           -     2,320,009
                                     -----------                 -----------   -----------

Other income                              68,690                           -        68,690
                                     -----------                 -----------   -----------

Loss before income taxes              (2,245,228)                          -    (2,245,228)
Provision for income taxes                     -                           -             -
                                     -----------                 -----------   -----------

LOSS FROM MANUFACTURING               (2,245,228)                          -    (2,245,228)
                                     -----------                 -----------   -----------

FINANCE & REAL ESTATE:

Income -
  Interest and fees on installment
   loans                                               295,999             -       295,999
  Other investment income                                  488             -           488
  Rental income                                        133,498             -       133,498
  Other income                                          68,719             -        68,719
  Gain on sale of assets and
    unrealized loss on securities                       69,256             -        69,256
                                                  ------------   -----------   -----------

      Total income                                     567,960             -       567,960

Expenses:
  Interest expense                                     479,571             -       479,571

  Salaries and benefits                                123,386             -       123,386
  Provision for credit losses                          314,697             -       314,697
  Depreciation and amortization                        491,829        (7,831)(A)   483,998
  Other operating expenses                             309,167             -       309,167
  Equity in loss of investee co.                       799,506      (799,506)(A)         -
                                                  ------------   -----------   -----------

      Total expenses                                 2,518,156      (807,337)    1,710,819

Loss before income taxes                            (1,950,196)      807,337    (1,142,859)
Benefit from income taxes                               96,801             -        96,801
                                                  ------------   -----------   -----------

LOSS FROM FINANCE & REAL ESTATE                     (1,853,395)      807,337    (1,046,058)
                                                  ------------   -----------   ------------

NET LOSS                             $(2,245,228) $ (1,853,395)  $   807,337   $(3,291,286)
                                     ===========  ============   ===========   ===========

NET LOSS PER COMMON SHARE                                                      $     (0.01)
                                                                               ===========

WEIGHTED AVERAGE SHARES OUTSTANDING  184,316,000                  50,000,000   234,316,000
                                     ===========                 ===========   ===========


See Notes to Pro Forma Statements

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         FOR THE YEAR ENDED MAY 31, 1999


                                                                                 PalWeb
                                        PalWeb       Pace                      Corporation
                                     Corporation  Holding, Inc.  Adjustments    Pro Forma
                                     -----------  -------------  -----------   -----------
MANUFACTURING:

Sales                                $    51,510                 $         -   $    51,510

Expenses:
  General and administrative           5,760,057                           -     5,760,057
  Depreciation                           154,587                           -       154,587
 Interest Expense                        241,764                           -       241,764
                                     -----------                 -----------   -----------

      Total Expenses                   6,156,408                           -     6,156,408
                                     -----------                 -----------   -----------

Other income                              74,173                           -        74,173
                                     -----------                 -----------   -----------

Loss before income taxes              (6,030,725)                          -    (6,030,725)
Provision for income taxes                     -                           -             -
                                     -----------                 -----------   -----------

LOSS FROM MANUFACTURING               (6,030,725)                          -    (6,030,725)
                                     -----------                 -----------   -----------

FINANCE & REAL ESTATE:

Income -
  Interest and fees on installment
   loans                                                521,207            -       521,207
  Other investment income                                 9,333            -         9,333
  Rental income                                         444,259            -       444,259
  Other income                                           40,945            -        40,945
  Gain on sale of assets and
    unrealized loss on securities                      (181,703)           -      (181,703)
                                                   ------------  -----------   -----------

      Total income                                      834,041            -       834,041

Expenses -
  Interest expense                                      642,144            -       642,144


                                     F-60


  Salaries and benefits                                346,867            -       346,867
  Provision for credit losses                          153,180            -       153,180
  Depreciation and amortization                        308,658            -       308,658
  Other operating expenses                             990,004            -       990,004
  Equity in loss of investee co.                       169,000     (169,000)(A)         -
                                                  ------------  -----------   -----------

      Total expenses                                 2,609,853     (169,000)    2,440,853
                                                  ------------  -----------   -----------

Loss before income taxes                            (1,775,812)     169,000    (1,606,812)
Benefit from income taxes                               92,065            -        92,065
                                                  ------------  -----------   -----------

LOSS FROM FINANCE & REAL ESTATE                     (1,683,747)     169,000    (1,514,747)
                                                  ------------  -----------   -----------


NET LOSS                             $(6,030,725) $ (1,683,747) $   169,000   $(7,545,472)
                                     ===========  ============  ===========   ===========

NET LOSS PER COMMON SHARE                                                     $     (0.03)
                                                                              ===========

WEIGHTED AVERAGE SHARES OUTSTANDING  183,189,000                 50,000,000   233,189,000
                                     ===========                ===========   ===========


See Notes to Pro Forma Statements

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                FEBRUARY 29, 2000

                                                                                                    PALWEB
                                                        PALWEB       PACE                        CORPORATION
                                                     CORPORATION  HOLDING, INC.  ADJUSTMENTS      PRO FORMA
                                                     -----------  -------------  -----------     -----------
MANUFACTURING:

Current Assets:
Cash                                                 $       322                 $         -     $       322
Accounts receivable                                        3,852                           -           3,852
Inventory                                                  9,778                           -           9,778
                                                     -----------                 -----------     -----------

   Total current assets                                   13,952                           -          13,952

Property, plant & equipment                            2,301,677                           -       2,301,677
Accumulated depreciation                                (466,205)                          -        (466,205)
                                                     -----------                 -----------     -----------

                                                       1,835,472                           -       1,835,472

Other assets                                              87,922                           -          87,922
                                                     -----------                 -----------     -----------


Total Manufacturing Assets                             1,937,346                           -       1,937,346
                                                     -----------                 -----------     -----------


FINANCE & REAL ESTATE:

Cash                                                                   349,525             -         349,525
Loans, net of allowance for credit
  losses of $309,847                                                 2,878,047             -       2,878,047
Marketable securities                                                   35,501             -          35,501
Investment in equity investee                                          323,929      (323,929)(A)           -
Real estate held for investment and
  other real estate owned                                            1,366,673             -       1,366,673
Furniture, equipment and leasehold
  improvements                                                         167,487             -         167,487
Accumulated depreciation                                               (47,161)            -         (47,161)


                                      F-62


Goodwill, net of accumulated
  amortization of $666,596                                             893,199             -       893,199
Deferred tax asset                                                     252,823             -       252,823
Other assets                                                            79,691             -        79,691
                                                                  ------------   -----------   -----------

TOTAL FINANCE & REAL ESTATE ASSETS                                   6,299,714      (323,929)    5,975,785
                                                                  ------------   -----------   -----------


TOTAL ASSETS                                         $ 1,937,346  $  6,299,714   $  (323,929)  $ 7,913,131
                                                     ===========  ============   ===========   ===========


See Notes to Pro Forma Statements

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                FEBRUARY 29, 2000


                                                                                                    PALWEB
                                                          PALWEB       PACE                      CORPORATION
                                                     CORPORATION  HOLDING, INC.  ADJUSTMENTS      PRO FORMA
                                                     -----------  -------------  -----------     -----------
MANUFACTURING:

Current Liabilities:
 Notes payable                                       $    50,000                 $         -     $    50,000
 Accounts payable                                        343,273                           -         343,273
 Accrued expenses                                        118,506                           -         118,506
 Payable to related parties                            1,619,422                           -       1,619,422
                                                     -----------                 -----------     -----------

   Total current liabilities                           2,131,201                           -       2,131,201

Long-term Debt                                           340,000                           -         340,000

Lease Finance Obligation                               1,757,958                           -       1,757,958
                                                     -----------                 -----------     -----------

Total Manufacturing Liabilities                        4,229,159                           -       4,229,159
                                                     -----------                 -----------     -----------


FINANCE & REAL ESTATE:

Thrift accounts and time deposits                                  $ 6,917,704             -       6,917,704
Accrued interest payable and
  other liabilities                                                     91,697             -          91,697
Notes payable                                                        1,233,678             -       1,233,678
                                                                   -----------  ------------     -----------

TOTAL FINANCE & REAL ESTATE LIABILITIES                              8,243,079             -       8,243,079
                                                                   -----------  ------------     -----------


STOCKHOLDERS DEFICIENCY:

 Preferred stock                                             289             -             -             289
 Common stock                                          20,545,663      152,610     4,847,390 (A)  25,545,663


                                      F-64


 Additional paid in capital                             6,798,890      715,474      (715,474)(A)  6,798,890
 Deficit
  Accumulated during development
   stage                                              (29,636,655)           -             -     (29,636,655)
  Other                                                         -   (2,811,449)            -      (2,811,449)
                                                    -------------  -----------  ------------     -----------

                                                       (2,291,813)  (1,943,365)    4,131,916        (103,262)

Less: Treasury stock, 43,500,000
       shares                                                   -            -    (4,455,845)(A)  (4,455,845)
                                                    -------------  -----------  ------------     -----------


TOTAL STOCKHOLDERS DEFICIENCY                          (2,291,813)  (1,943,365)     (323,929)     (4,559,107)
                                                    -------------  -----------  ------------     -----------

TOTAL LIABILITIES AND
 STOCKHOLDERS' DEFICIENCY                           $   1,937,346  $ 6,299,714  $   (323,929)    $ 7,913,131
                                                    =============  ===========  ============     ===========

See Notes to Pro Forma Statements

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO PRO FORMA STATEMENTS

Pace Holding, Inc. owns approximately 20% of the outstanding common stock of PalWeb Corporation and accounts for its investment on the equity method. The acquisition by and consolidation with PalWeb Corporation results in the elimination of the common stock and additional paid in capital values of Pace Holding, Inc., the reclassification of the investment and equity in loss of investee company to treasury stock and the accounting for the 50,000,000 shares of PalWeb Corporation common stock issued to acquire the outstanding common stock of Pace Holding, Inc.


                                      F-66